



Pacific Financial Corporation


RECEIVED
PROCESSING
APR 18 2011
SECTION

2010 Annual Report

FORWARD LOOKING INFORMATION

This document contains forward-looking statements that are subject to risks and uncertainties. These statements are based on the current beliefs and assumptions of our management, and on information currently available to them. Forward-looking statements include the information concerning our possible future results of operations set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

Any forward-looking statements in this document are subject to risks relating to, among other things, the factors described under the heading "Risk Factors" appearing in Part I, Item 1.A to our Annual Report of Form 10-K for the fiscal year ended December 31, 2010 (the "Form 10-K"), as well as the following:

1. changing laws, regulations, standards, and government programs, that may limit our revenue sources, eliminate insurance currently available on some deposit products, significantly increase our costs, including compliance and insurance costs, and place additional burdens on our limited management resources or lead us to change our strategies;

2. poor economic or business conditions, nationally and in the regions in which we do business, that have resulted in, and may continue to result in, among other things, a deterioration in credit quality and/or reduced demand for credit and other banking services, increases in nonperforming assets, and additional workout and other real estate owned ("OREO") expenses;

3. decreases in real estate and other asset prices, whether or not due to changes in economic conditions, that may reduce the value of the assets that serve as collateral for many of our loans;

4. competitive pressures among depository and other financial institutions that may impede our ability to attract and retain depositors, borrowers and other customers, retain our key employees, and/or maintain and improve our net interest margin and income and non-interest income, such as fees income;

5. our growth strategy, particularly if accomplished through acquisitions, which may not be successful if we fail to accurately assess market opportunities, asset quality, anticipated cost savings, and transaction costs, or experience significant difficulty integrating acquired businesses or assets or opening new branches or lending offices; and

6. a lack of liquidity in the market for our common stock that may make it difficult or impossible for you to liquidate your investment in our stock or lead to distortions in the market price of our stock.

Our management believes our forward-looking statements are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Many of the factors that will determine our future results, financial condition, and share value are beyond our ability to predict or control. We undertake no obligation to update forward-looking statements.

LETTER TO THE SHAREHOLDERS



Dennis A. Long
President & CEO

My Fellow Shareholders:

The "Great Recession", as it has been called, has placed a substantial stress upon the 7,657 remaining banks in the USA. As an example, the national average for commercial banks' Return on Average Assets was .78% in 2006; however, the average had fallen to .25% by the end of 2010, excluding the 322 banks that failed along the way.

Another interesting, but alarming statistic, is that 45% of the banks headquartered in the state of Washington (42) have either received formal public regulatory orders or have failed since 2006. While many of the industry numbers did improve a little over 2009, much like the national economy, it was only a modest improvement. More recently, the burdens of the newly added Dodd/Frank legislation and substantial associated costs will not only be onerous for community banks, but costly as well.

Fortunately Bank of the Pacific was not among the 42 Washington banks mentioned earlier. In fact, Bank of the Pacific and its parent company, Pacific Financial Corporation, experienced a much more significant improvement in 2010 than most. For 2009 we recorded a net loss of $6.34 million, while in 2010 the company recorded net income of $1.63 million. The $7.97 million improvement is consistent with what 2009's trend lines were telling us; namely:

1. Loan quality was improving at the end of 2009 and continued to improve throughout 2010. As a result, the provision for credit losses declined from $9.94 million in 2009 to $3.60 million in 2010. Actual net loan charge-offs declined by $2.40 million to $4.08 million for 2010. While the overall allowance for credit losses did decline modestly by $475 thousand, the ratio of allowance for credit losses to non-guaranteed loans was unchanged at 2.50% year-over-year.

2. Losses attributable to Other Real Estate Owned (OREO) continued to trend downward. During 2009 we had OREO losses and write-downs of $5.1 million; for 2010 the number declined to $1.0 million. On a year-over-year basis, non-performing assets (loans past due more than 90 days and still accruing interest, loans on non-accrual status and OREO) improved from $22.9 million to $16.6 million, or 2.6% of total assets. This should bode well for 2011 earnings.

3. Net Interest Margin climbed from 3.62% for 2009 to 3.96% for 2010. 34 basis points of improvement translate to roughly $1.1 million of added income for 2010. Recent trend lines suggest we will experience additional net interest margin improvement during 2011.

4. Income tax benefits eroded with improved earnings. Because of the substantial earnings improvement, our income tax benefit declined from $4.5 million in 2009 to $304,000 for 2010. While the tax benefits have been helpful in reducing the overall net loss in the past, as shareholders our desire is to return to a full tax paying company as a result of improved earnings.

Relative to the Company's balance sheet, we are very pleased to report continued strengthening in all three primary capital ratios during 2010. Comparative year-end capital ratios were as follows:

Capital Ratio	Actual 2010	Actual 2009	Regulatory Well-Capitalized
Tier 1 Leverage	9.7	9.1	5.0
Tier 1 Risk-based	13.2	11.8	6.0
Total Risk-based	14.5	13.1	10.0

While our 2010 capital levels were substantially above our historic levels, during these uncharacteristic economic times, it is the Board's and management's belief that a strong capital base is of paramount importance. Hence, we have elected to not pay cash dividends until a favorable economy is clearly sustainable.

Throughout 2010 we continued to focus on enhancing credit quality. To be clear, this was our number one objective for 2010, and continues to be number one in 2011. The primary risk category within our loan portfolio has been construction and land development loans. That particular segment declined from $101 million at year-end 2008, to $65 million at year-end 2009, to $46 million at year-end 2010, with further reduction anticipated during 2011. Most of our problem assets continue to be of this nature; however, they continue to shrink in size and are anticipated to have less of a negative impact on future earnings compared to previous years.

Another one of our primary objectives for 2010 was to focus on growing checking, money market, and savings deposits while reducing brokered and other high cost certificates of deposits. We were able to shrink the high cost certificates of deposits by $56 million, while growing our lower cost core deposits by 11% (approximately $33 million). While certificates of deposits declined as planned, brokered certificates accounted for $32 million of the decline.

Loan growth, on the other hand, did not materialize the way we had anticipated for 2010, largely because the economic recovery has been so lethargic. Borrowers remain skeptical about the recovery and are reluctant to commit toward expansion plans, although we are beginning to see some signs of modest growth potential as we enter 2011.

Nevertheless, improvements in Asset Quality, Net Interest Margin, and growth in lower cost Core Deposits were most impactful to our Company's positive bottom line in 2010. And, as last year, the Board of Directors, management and employees continue to be committed to a financially successful outcome for the coming year. On behalf of everyone at the Bank of the Pacific, we appreciate and thank you, our shareholders and customers, for your patience and support during these challenging times.

Sincerely,



Dennis A. Long
President & Chief Executive Officer

SELECTED FINANCIAL DATA

The following selected consolidated five year financial data should be read in conjunction with the Company's audited consolidated financial statements and the accompanying notes presented in this report. Dollars are in thousands, except per share data.

	As of and For the Year Ended December 31,				
	2010	2009	2008	2007	2006
Operations Data					
Net interest income	$22,879	$21,753	$21,715	$24,503	$23,867
Provision for credit losses	3,600	9,944	4,791	482	625
Non-interest income	8,451	7,025	5,057	4,475	4,176
Non-interest expense	26,400	29,691	21,591	20,379	18,118
Provision (benefit) for income taxes	(304)	(4,519)	(561)	2,086	2,749
Net income (loss)	**$1,634**	**$(6,338)**	**$951**	**$6,031**	**$6,551**
Net income (loss) per share:					
Basic (1)	$0.16	$(0.74)	$0.13	$0.83	$0.92
Diluted (1)	0.16	(0.74)	0.13	0.82	0.90
Dividends declared	- -	- -	333	4,955	4,893
Dividends declared per share (1)	- -	- -	0.05	0.75	0.75
Dividend payout ratio	- -	- -	35%	82%	75%
Performance Ratios					
Interest rate spread	4.10%	3.76%	4.23%	4.92%	5.13%
Net interest margin (2)	3.96%	3.62%	4.12%	4.82%	5.04%
Efficiency ratio (3)	84.26%	103.17%	80.65%	70.33%	64.61%
Return on average assets	0.25%	(0.96%)	0.16%	1.08%	1.26%
Return on average equity	2.77%	(11.63%)	1.83%	11.46%	13.16%
Balance Sheet Data					
Total assets	$644,403	$668,626	$625,835	$565,587	$562,384
Loans, net	455,064	471,154	478,695	433,904	420,768
Total deposits	544,954	567,695	511,307	467,336	466,841
Total borrowings	35,328	39,880	60,757	37,446	36,809
Shareholders' equity	59,769	57,649	50,074	50,699	48,984
Book value per share (1) (4)	5.90	5.70	6.84	6.98	6.83
Tangible book value per share (1)	4.66	4.44	5.08	5.19	4.99
Equity to assets ratio	9.28%	8.62%	8.00%	8.96%	8.71%
Asset Quality Ratios					
Nonperforming loans to total loans	2.15%	3.36%	3.49%	1.46%	1.82%
Allowance for credit losses to total loans	2.28%	2.30%	1.57%	1.14%	0.95%
Allowance for credit losses to nonperforming loans	106.18%	68.49%	44.97%	78.10%	52.30%
Nonperforming assets to total assets	2.57%	3.42%	3.80%	1.13%	1.37%

(1) Retroactively adjusted for a 1.1 to 1 stock split effective January 13, 2009.
(2) Net interest income divided by average earning assets.
(3) Non-interest expense divided by the sum of net interest income and non-interest income.
(4) Shareholder equity divided by shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Pacific Financial Corporation
Aberdeen, Washington

We have audited the accompanying consolidated balance sheets of **Pacific Financial Corporation and subsidiary** (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of **Pacific Financial Corporation and subsidiary** as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Portland, Oregon
March 21, 2011

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Pacific Financial Corporation and Subsidiary
December 31, 2010 and 2009
Consolidated Balance Sheets

(Dollars in Thousands, Except Per Share Amounts)

	2010	2009
Assets		
Cash and due from banks (See note 2)	$7,428	$12,836
Interest bearing deposits in banks	54,330	35,068
Federal funds sold	- -	5,000
Securities available for sale, at fair value (amortized cost of $42,402 and $54,981)	41,893	53,677
Securities held to maturity (fair value of $6,584 and $7,594)	6,454	7,449
Federal Home Loan Bank stock, at cost	3,182	3,182
Loans held for sale	10,144	12,389
Loans	465,681	482,246
Allowance for credit losses	10,617	11,092
Loans - net	**455,064**	**471,154**
Premises and equipment	15,181	15,914
Other real estate owned	6,580	6,665
Accrued interest receivable	2,334	2,537
Cash surrender value of life insurance	16,748	16,207
Goodwill	11,282	11,282
Other intangible assets	1,303	1,445
Other assets	12,480	13,821
Total assets	**$644,403**	**$668,626**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$95,115	$86,046
Savings and interest-bearing demand	253,347	229,281
Time, interest-bearing	196,492	252,368
Total deposits	**544,954**	**567,695**
Accrued interest payable	1,380	1,125
Secured borrowings	925	977
Short-term borrowings	10,500	4,500
Long-term borrowings	10,500	21,000
Junior subordinated debentures	13,403	13,403
Other liabilities	2,972	2,277
Total liabilities	**584,634**	**610,977**
Commitments and Contingencies (See note 13)	- -	- -
Shareholders' Equity		
Common stock (par value $1); authorized: 25,000,000 shares; issued and outstanding: 2010 and 2009 – 10,121,853 shares	10,122	10,122
Additional paid-in capital	41,316	41,270
Retained earnings	9,233	7,599
Accumulated other comprehensive loss	(902)	(1,342)
Total shareholders' equity	**59,769**	**57,649**
Total liabilities and shareholders' equity	**$644,403**	**$668,626**

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2010, 2009 and 2008
Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

	2010	2009	2008
Interest and Dividend Income			
Loans	$28,520	$29,800	$31,215
Federal funds sold and deposits in banks	116	109	44
Securities available for sale:			
Taxable	1,214	1,841	1,610
Tax-exempt	716	745	609
Securities held to maturity:			
Taxable	21	27	38
Tax-exempt	273	298	178
Federal Home Loan Bank stock dividends	- -	- -	19
Total interest and dividend income	**30,860**	**32,820**	**33,713**
Interest Expense			
Deposits	6,574	9,264	9,794
Short-term borrowings	- -	26	349
Long-term borrowings	849	1,164	991
Secured borrowings	61	75	94
Junior subordinated debentures	497	538	770
Total interest expense	**7,981**	**11,067**	**11,998**
Net interest income	**22,879**	**21,753**	**21,715**
Provision for Credit Losses	3,600	9,944	4,791
Net interest income after provision for credit losses	**19,279**	**11,809**	**16,924**
Non-Interest Income			
Service charges on deposit accounts	1,783	1,649	1,577
Net gains (loss) on sale of other real estate owned	260	(1,418)	390
Net gains from sales of loans	4,168	4,638	1,426
Net gain (loss) on sales of securities available for sale	422	484	(165)
Earnings on bank owned life insurance	541	489	607
Other operating income	1,277	1,183	1,222
Total non-interest income	**8,451**	**7,025**	**5,057**
Non-Interest Expense			
Salaries and employee benefits	13,530	13,558	12,381
Occupancy	1,544	1,560	1,565
Equipment	1,222	1,219	1,290
State taxes	480	436	366
Data processing	1,247	1,246	764
Professional services	767	866	921
Other real estate owned write-downs	1,272	3,689	- -
Other real estate owned operating costs	614	507	88
FDIC assessments	1,361	1,802	214
Other	4,363	4,808	4,002
Total non-interest expense	**26,400**	**29,691**	**21,591**
Income (loss) before income taxes	**1,330**	**(10,857)**	**390**
Income Taxes Benefit	(304)	(4,519)	(561)
Net income (loss)	**$1,634**	**$(6,338)**	**$951**
Earnings (Loss) Per Share			
Basic	$0.16	$(0.74)	$0.13
Diluted	$0.16	$(0.74)	$0.13
Weighted Average Shares Outstanding:			
Basic	10,121,853	8,539,237	7,311,611
Diluted	10,121,853	8,539,237	7,328,168

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2010, 2009 and 2008
Consolidated Statements of Shareholders' Equity

(Dollars in Thousands, Except Per Share Amounts)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2008	**6,606,545**	**$6,607**	**$27,163**	**$17,807**	**$(878)**	**$50,699**
Comprehensive loss:						
Net income	--	--	--	951	--	951
Unrealized holding loss on securities of $2,106 (net of tax of $1,084) less reclassification adjustment for net losses included in net income of $109 (net of tax of $56)	--	--	--	--	(1,997)	(1,997)
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	68	68
Comprehensive loss						**(978)**
Stock options exercised	6,656	6	52	--	--	58
Issuance of common stock	41,672	42	524	--	--	566
Common stock repurchased and retired	(2,300)	(2)	(24)			(26)
Stock compensation expense	--	--	87	--	--	87
Cash dividends declared ($0.05 per share)	--	--	--	(333)	--	(333)
Stock dividends declared (10%)	664,857	665	3,823	(4,488)	--	--
Tax benefit from exercise of stock options	--	--	1	--	--	1
Balance at December 31, 2008	**7,317,430**	**$7,318**	**$31,626**	**$13,937**	**$(2,807)**	**$50,074**
Comprehensive loss:						
Net loss	--	--	--	(6,338)	--	(6,338)
Unrealized holding gain on securities of $1,727 (net of tax of $890) less reclassification adjustment for net gains included in net income of $319 (net of tax of $165)	--	--	--	--	1,408	1,408
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	57	57
Comprehensive loss						**(4,873)**
Issuance of common stock	2,804,423	2,804	9,590	--	--	12,394
Stock compensation expense	--	--	54	--	--	54
Balance at December 31, 2009	**10,121,853**	**$10,122**	**$41,270**	**$7,599**	**$(1,342)**	**$57,649**
Comprehensive income:						
Net income	--	--	--	1,634	--	1,634
Unrealized holding gain on securities of $802 (net of tax of $273) less reclassification adjustment for net gains included in net income of $279 (net of tax of $143)	--	--	--	--	523	523
Amortization of unrecognized prior service costs and net gains/losses	--	--	--	--	(83)	(83)
Comprehensive income						**2,074**
Stock compensation expense	--	--	46	--	--	46
Balance at December 31, 2010	**10,121,853**	**$10,122**	**$41,316**	**$9,233**	**$(902)**	**$59,769**

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2010, 2009 and 2008
Consolidated Statements of Cash Flows
(Dollars in Thousands)

	2010	2009	2008
Cash Flows from Operating Activities			
Net income (loss)	$1,634	$(6,338)	$951
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,585	1,611	1,604
Provision for credit losses	3,600	9,944	4,791
Deferred income taxes	(886)	(2,696)	(752)
Originations of loans held for sale	(209,301)	(274,264)	(96,986)
Proceeds from sales of loans held for sale	215,548	276,668	99,709
Net gains on sales of loans	(4,168)	(4,638)	(1,426)
(Gain) loss on sales of securities available for sale	(422)	(484)	165
(Gain) loss on sales of other real estate owned	(260)	1,418	(390)
(Gain) loss on sale of premises and equipment	14	- -	(301)
Earnings on bank owned life insurance	(541)	(489)	(607)
Decrease in accrued interest receivable	203	235	393
Increase (decrease) in accrued interest payable	255	123	(397)
Write-down of other real estate owned	1,272	3,689	- -
(Increase) decrease in prepaid expenses	1,289	(4,590)	(140)
Other - net	1,054	(2,231)	(1,011)
Net cash provided by (used in) operating activities	**10,876**	**(2,042)**	**5,603**
Cash Flows from Investing Activities			
Net increase in interest bearing deposits in banks	(19,262)	(34,486)	(329)
Net (increase) decrease in federal funds sold	5,000	(4,225)	(775)
Activity in securities available for sale:			
Sales	17,179	11,072	5,208
Maturities, prepayments and calls	8,069	9,780	5,921
Purchases	(12,325)	(23,366)	(21,254)
Activity in securities held to maturity:			
Maturities	1,048	384	828
Purchases	(56)	(1,450)	(2,888)
Proceeds from sales of government loan pools	5,272	- -	- -
(Increase) decrease in loans made to customers, net of principal collections	114	(11,867)	(53,335)
Purchases of premises and equipment	(470)	(552)	(2,933)
Proceeds from sales of premises and equipment	- -	- -	668
Proceeds from sales of other real estate owned	6,440	5,834	1,499
Net cash provided by (used in) investing activities	**11,009**	**(48,876)**	**(67,390)**

(continued)

See notes to consolidated financial statements.

Pacific Financial Corporation and Subsidiary
Years Ended December 31, 2010, 2009 and 2008
Consolidated Statements of Cash Flows

(concluded) (Dollars in Thousands)

	2010	2009	2008
Cash Flows from Financing Activities			
Net increase (decrease) in deposits	$(22,741)	$56,388	$43,971
Net increase (decrease) in short-term borrowings	(4,500)	(23,500)	6,875
Decrease in secured borrowings	(52)	(377)	(64)
Proceeds from issuance of long-term borrowings	- -	3,000	23,500
Repayments of long-term borrowings	- -	- -	(7,000)
Common stock issued	- -	12,394	624
Repurchase and retirement of common stock	- -	- -	(26)
Cash dividends paid	- -	(333)	(4,955)
Net cash provided by (used in) financing activities	**(27,293)**	**47,572**	**62,925**
Net change in cash and due from banks	**(5,408)**	**(3,346)**	**1,138**
Cash and Due from Banks			
Beginning of year	12,836	16,182	15,044
End of year	**$7,428**	**$12,836**	**$16,182**
Supplemental Disclosures of Cash Flow Information			
Interest paid	$7,726	$10,944	$12,395
Income taxes paid	725	183	1,091
Supplemental Disclosures of Non-Cash Investing Activities			
Fair value adjustment of securities available for sale, net of tax	$523	$1,408	$(1,997)
Transfer of loans held for sale to loans held for investment	- -	1,408	4,259
Other real estate owned acquired in settlement of loans	(8,093)	(11,252)	(7,919)
Financed sale of other real estate owned	726	456	- -
Reclass of current portion of long-term borrowings to short-term borrowings	10,500	4,500	6,500

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pacific Financial Corporation (the Company), and its wholly owned subsidiary, Bank of the Pacific (the Bank), after elimination of intercompany transactions and balances. The Company has two wholly owned subsidiaries, PFC Statutory Trust I and II (the Trusts), which do not meet the criteria for consolidation, and therefore, are not consolidated in the Company's financial statements. The Company was incorporated in the State of Washington on February 12, 1997, pursuant to a holding company reorganization of the Bank.

Nature of Operations

The Company is a holding company which operates primarily through its subsidiary bank. The Bank operates 16 branches located in Grays Harbor, Pacific, Skagit, Whatcom and Wahkiakum Counties in western Washington and one in Clatsop County, Oregon. The Bank provides loan and deposit services to customers, who are predominately small- and middle-market businesses and middle-income individuals in western Washington and the north coast of Oregon.

In 2006, the Bank completed a deposit transfer and assumption transaction with an Oregon-based bank for a $1,268 premium. In connection with completion of the transaction, the Oregon Department of Consumer and Business Services issued a Certificate of Authority to the Bank authorizing it to conduct a banking business in the State of Oregon. The premium, and the resultant right to conduct business in Oregon, is recorded as an indefinite-lived intangible asset.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, the valuation of deferred tax assets, the valuation of investments, the valuation of other real estate owned and the evaluation of goodwill and investments for impairment.

Certain prior year amounts for FDIC assessments and other real estate owned write-downs and operating costs have been reclassified as their own financial statement line item to conform to the 2010 presentation with no change to net income or shareholders' equity previously reported. Additionally, legal fees in the amount of $164 in 2009 and $93 in 2008 have been reclassified from other non-interest expense to professional services to conform to the 2010 presentation with no change to net income or shareholders' equity previously reported.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock Dividend

On December 31, 2008, the Company declared a 1.1 to 1 stock split in the form of a 10% stock dividend, payable to shareholders on January 13, 2009. Each shareholder of record received one additional share for every ten shares owned. All per share amounts (including stock options) in the consolidated financial statements and accompanying notes were restated to reflect the split.

Securities Available for Sale

Securities available for sale consist of debt securities, and mutual funds that the Company intends to hold for an indefinite period, but not necessarily to maturity. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported net as a separate component of shareholders' equity entitled "accumulated other comprehensive loss." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity. For mortgage-backed securities, actual maturity may differ from contractual maturity due to principal payments and amortization of premiums and accretion of discounts may vary due to prepayment speed assumptions.

Securities Held to Maturity

Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities held to maturity and available for sale that are deemed to be other than temporary are reflected in earnings when identified. Management evaluates individual securities for other than temporary impairment ("OTTI") on a quarterly basis. In accordance with accounting guidance, OTTI is separated into a credit and noncredit component. Noncredit component losses are recorded in other comprehensive (loss) when the Company a) does not intend to sell the security or b) is not more likely than not it will be required to sell the security prior to the security's anticipated recovery. Credit component losses are reported in non-interest income.

Federal Home Loan Bank Stock

The Company's investment in Federal Home Loan Bank ("FHLB") stock is carried at par value. The Company is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets or FHLB advances.

The Company views its investment in the FHLB stock as a long-term investment. As of December 31, 2010, the FHLB of Seattle reported that it had met all of its regulatory capital requirements, but remained classified as "under capitalized" by its regulator, the Federal Housing Finance Agency. The FHLB will not pay a dividend or repurchase capital stock while it is deemed under capitalized. While the FHLB was classified as undercapitalized as of December 31, 2010, the Company does not believe that its investment in the FHLB is impaired. However, this estimate could change in the near term if: 1) significant other-than-temporary losses

Note 1 - Summary of Significant Accounting Policies *(continued)*

are incurred on the FHLB's mortgage-backed securities causing a significant decline in its regulatory capital status; 2) the economic losses resulting from credit deterioration on the FHLB's mortgage-backed securities increases significantly; or 3) capital preservation strategies being utilized by the FHLB become ineffective.

Loans Held for Sale

Mortgage loans originated for sale in the foreseeable future in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans are recognized at settlement date and are determined by the difference between the sales proceeds and the carrying value of the loans. Net unrealized losses are recognized through a valuation allowance established by charges to income. Loans held for sale that are unable to be sold in the secondary market are transferred to loans receivable when identified.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment of yield over the contractual life of the related loans using the effective interest method.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they come due. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Allowance for Credit Losses

The allowance for credit losses is established as probable losses are estimated to have occurred through a provision for credit losses charged to earnings. Losses are charged against the allowance when management believes the collectability of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance for credit losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of underlying collateral and prevailing economic conditions. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and impaired allowances. The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types based on historical loss experience adjusted for qualitative factors.

Note 1 - Summary of Significant Accounting Policies *(continued)*

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls are generally not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrowers, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, construction and real estate loans by either the present value of the expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral less estimated selling costs if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. When the net realizable value of an impaired loan is less than the book value of the loan, impairment is recognized by adjusting the allowance for credit losses. Uncollected accrued interest is reversed against interest income. If ultimate collection of principal is in doubt, all subsequent cash receipts including interest payments on impaired loans are applied to reduce the principal balance.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 39 years. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is less. Gains or losses on dispositions are reflected in earnings.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to other real estate owned ("OREO") is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that write-downs to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Any subsequent reductions in carrying values, and revenue and expense from the operations of properties, are charged to operations.

Goodwill and other intangible assets

At December 31, 2010 the Company had $12,585 in goodwill and other intangible assets. Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is not amortized but is reviewed for potential impairment during the second quarter on an annual basis or, more frequently, if events or circumstances indicate a potential impairment, at the reporting unit level. The Company has one reporting unit, the Bank, for purposes of computing goodwill. The analysis of potential impairment of goodwill requires a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying value. If the reporting unit's fair value is

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

less than its carrying value, the Company would be required to progress to the second step. In the second step the Company calculates the implied fair value of its reporting unit. The Company compares the implied fair value of goodwill to the carrying amount of goodwill on the Company's balance sheet. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as goodwill recognized in a business combination. The estimated fair value of the Company is allocated to all of the Company's individual assets and liabilities, including any unrecognized identifiable intangible assets, as if the Company had been acquired in a business combination and the estimated fair value of the Company is the price paid to acquire it. The allocation process is performed only for purposes of determining the amount of goodwill impairment, as no assets or liabilities are written up or down, nor are any additional unrecognized identifiable intangible assets recorded as a part of this process.

The results of the Company's annual second quarter step two test determined the implied fair value of goodwill was greater than the carrying value on the Company's balance sheet and no goodwill impairment existed. As of December 31, 2010 management determined there were no events or circumstances which would more likely than not reduce the fair value of its reporting unit below its carrying value. No assurance can be given that the Company will not record an impairment loss on goodwill in the future.

Core deposit intangibles are amortized to non-interest expense using a straight line method over seven years. Net unamortized core deposit intangible totaled $35 and $177 at December 31, 2010 and 2009, respectively. Amortization expense related to core deposit intangible totaled $142 during each of the years ended December 31, 2010, 2009, and 2008. The remaining unamortized core deposit intangible will be fully amortized in 2011.

Impairment of long-lived assets

Management periodically reviews the carrying value of its long-lived assets to determine if an impairment has occurred or whether changes in circumstances have occurred that would require a revision to the remaining useful life, of which there have been none. In making such determination, management evaluates the performance, on an undiscounted basis, of the underlying operations or assets which give rise to such amount.

Transfers of Financial Assets

Transfers of financial assets, including cash, investment securities, loans and loans held for sale, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through either an agreement to repurchase them before their maturity, or the ability to cause the buyer to return specific assets.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(continued)*

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company files a consolidated federal income tax return. The Bank provides for income taxes separately and remits to the Company amounts currently due in accordance with a tax allocation agreement between the Company and the Bank.

In June 2006, the Financial Accounting Standards Board ("FASB") issued authoritative accounting literature that prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2010, the Company had no unrecognized tax benefits. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in "Income Taxes (Benefit)" in the consolidated statements of income. There were no amounts related to interest and penalties recognized for the year ended December 31, 2010. The tax years that remain subject to examination by federal and state taxing authorities are the years ended December 31, 2009, 2008 and 2007.

Stock-Based Compensation

The Company accounts for stock based compensation in accordance with GAAP. Accounting guidance requires measurement of compensation cost for all stock based awards based on the grant date fair value and recognition of compensation cost over the service period of stock based awards. The fair value of stock options is determined using the Black-Scholes valuation model. The Company's stock compensation plans are described more fully in Note 15.

Cash Equivalents and Cash Flows

The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents. Cash flows from loans, interest bearing deposits in banks, federal funds sold, short-term borrowings, secured borrowings and deposits are reported net. The Company maintains balances in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 1 - Summary of Significant Accounting Policies *(concluded)*

plans. Stock options excluded from the calculation of diluted earnings per share because they are antidilutive, were 818,612, 820,837 and 504,988 in 2010, 2009 and 2008, respectively. Outstanding warrants also excluded were 699,642, 699,642, and 0 in 2010, 2009 and 2008, respectively.

Comprehensive Income

Recognized revenue, expenses, gains and losses are included in net income. Certain changes in assets and liabilities, such as prior service costs and amortization of prior service costs related to defined benefit plans and unrealized gains and losses on securities available for sale, are reported within equity in other accumulated comprehensive loss in the consolidated balance sheets. Such items, along with net income, are components of comprehensive income. Gains and losses on securities available for sale are reclassified to net income as the gains or losses are realized upon sale of the securities. Other-than-temporary impairment charges are reclassified to net income at the time of the charge.

Business Segment

The Company operates a single business segment. The financial information that is used by the chief operating decision maker in allocating resources and assessing performance is only provided for one reportable segment as of December 31, 2010, 2009 and 2008.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("Update") No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures about Fair Value Measurements*. The guidance requires new disclosures on transfers into and out of Level 1 and 2 measurements of the fair value hierarchy and requires separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures relating to the level of disaggregation and inputs and valuation techniques used to measure fair value. It is effective for the interim periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, FASB issued Update No. 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*. The guidance requires the Company to disclose a greater level of disaggregated information about the credit quality of its loans and the related allowance for credit losses. This Update also requires the Company to disclose additional information related to credit quality indicators, past due information, and information related to loans modified in a troubled debt restructuring. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances in cash on hand and on deposit with the Federal Reserve Bank, based on a percentage of deposits. The average amount of such balances for the years ended December 31, 2010 and 2009 was approximately $790 and $747, respectively.

Note 3 - Securities

Investment securities consist principally of short and intermediate term debt instruments issued by the U.S. Treasury, other U.S. government agencies, state and local governments, other corporations, and mortgaged backed securities ("MBS"). Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair value are as follows:

Securities Available for Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010				
U.S. Government agency securities	$1,103	$11	$5	$1,109
Obligations of states and political subdivisions	20,588	623	59	21,152
Agency MBS	7,555	187	12	7,730
Non-agency MBS	10,145	4	1,265	8,884
Corporate bonds	3,011	37	30	3,018
Total	**$42,402**	**$862**	**$1,371**	**$41,893**
December 31, 2009				
U.S. Government agency securities	$933	$40	$- -	$973
Obligations of states and political subdivisions	21,294	821	35	22,080
Agency MBS	11,023	156	15	11,164
Non-agency MBS	16,731	121	2,392	14,460
Mutual funds	5,000	- -	- -	5,000
Total	**$54,981**	**$1,138**	**$2,442**	**$53,677**
Securities Held to Maturity				
December 31, 2010				
State and municipal securities	$6,084	$104	$- -	$6,188
Agency MBS	370	26	- -	396
Total	**$6,454**	**$130**	**$- -**	**$6,584**
December 31, 2009				
State and municipal securities	$6,958	$124	$- -	$7,082
Agency MBS	491	21	- -	512
Total	**$7,449**	**$145**	**$- -**	**$7,594**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 3 - Securities *(continued)*

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2010 and 2009 are summarized as follows:

	Less than 12 Months		More than 12 Months		Total	
December 31, 2010	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Available for Sale						
U.S. Government agency securities	$995	$5	$- -	$- -	$995	$5
Obligations of states and political subdivisions	4,825	59	- -	- -	4,825	59
Agency MBS	903	12	- -	- -	903	12
Non-agency MBS	2,071	154	6,503	1,111	8,574	1,265
Corporate bonds	1,949	30	- -	- -	1,949	30
Total	**$10,743**	**$260**	**$6,503**	**$1,111**	**$17,246**	**$1,371**

	Less than 12 Months		More than 12 Months		Total	
December 31, 2009	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Available for Sale						
Obligations of states and political subdivisions	$1,835	$2	$2,638	$33	$4,473	$35
Agency MBS	1,408	15	- -	- -	1,408	15
Non-agency MBS	4,530	347	7,778	2,045	12,308	2,392
Total	**$7,773**	**$364**	**$10,416**	**$2,078**	**$18,189**	**$2,442**

At December 31, 2010, there were 22 investment securities in an unrealized loss position, of which 7 were in a continuous loss position for 12 months or more. The unrealized losses on these securities were caused by changes in interest rates, widening credit spreads and market illiquidity, causing a decline in the fair value subsequent to their purchase. Management monitors published credit ratings on these securities for adverse changes, and, for MBS, monitors expected future cash flows to determine whether any loss in principal is anticipated. The Company has evaluated the securities shown above and anticipates full recovery of amortized cost with respect to these securities at maturity or sooner in the event of a more favorable market environment. Based on management's evaluation and because the Company does not have the intent to sell these securities and it is not more likely than not that it will have to sell the securities before recovery of cost basis, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2010.

The Company did not engage in originating subprime mortgage loans and it does not believe that it has exposure to subprime mortgage loans or subprime mortgage backed securities. Additionally, the Company does not have any investment in or exposure to collateralized debt obligations or structured investment vehicles.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 3 - Securities *(concluded)*

The contractual maturities of investment securities held to maturity and available for sale at December 31, 2010 are shown below. Investments in mortgage-backed securities are shown separately as maturities may differ from contractual maturities because borrowers have the right to call or prepay obligations, with or without call or prepayment penalties.

	Held to Maturity		**Available for Sale**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in one year or less	$225	$241	$2,866	$2,920
Due from one year to five years	480	511	9,051	9,329
Due from five to ten years	479	509	3,228	3,304
Due after ten years	4,900	4,927	9,557	9,726
Mortgage-backed securities	370	396	17,700	16,614
Total	**$6,454**	**$6,584**	**$42,402**	**$41,893**

Gross gains realized on sales of securities were $533, $484 and $12 and gross losses realized were $111, $0 and $177 in 2010, 2009 and 2008, respectively.

Securities carried at approximately $36,290 at December 31, 2010 and $37,242 at December 31, 2009 were pledged to secure public deposits, commercial deposits, and for other purposes required or permitted by law.

Note 4 - Loans

Loans (including loans held for sale) at December 31 consist of the following:

	2010	**2009**
Commercial and agricultural	$84,575	$93,125
Real estate:		
Construction, land development and other land loans	46,256	64,812
Residential 1-4 family	89,212	91,821
Multi-family	9,113	8,605
Commercial real estate – owner occupied	109,936	105,663
Commercial real estate – non owner occupied	106,079	99,521
Farmland	22,354	22,824
Consumer	9,128	9,145
	476,653	**495,516**
Less unearned income	(828)	(881)
Total	**$475,825**	**$494,635**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans *(continued)*

Changes in the allowance for credit losses and recorded investment in loans for the years ended December 31, 2010 and 2009 are as follows:

	Commercial	Commercial Real Estate ("CRE")	Residential Real Estate	Consumer	Unallocated	2010 Total	2009 Total
Allowance for Credit Losses:							
Beginning balance	$1,307	$5,864	$2,477	$261	$1,183	$11,092	$7,623
Charge-offs	(469)	(2,055)	(1,518)	(119)	- -	(4,161)	(6,524)
Recoveries	13	19	48	6	- -	86	49
Provision for credit losses	(35)	1,557	747	542	789	3,600	9,944
Ending balance	**$816**	**$5,385**	**$1,754**	**$690**	**$1,972**	**$10,617**	**$11,092**
Ending balance: individually evaluated for impairment	142	- -	- -	- -	- -	142	638
Ending balance: collectively evaluated for impairment	674	5,385	1,754	690	1,972	10,475	10,454
Loans:							
Ending balance: individually evaluated for impairment	1,267	10,201	3,205	- -	- -	14,673	25,738
Ending balance: collectively evaluated for impairment	83,308	274,424	95,120	9,128	- -	461,980	469,778
Less unearned income						(828)	(881)
Ending balance total loans	**$84,575**	**$284,625**	**$98,325**	**$9,128**	**$- -**	**$475,825**	**$494,635**

Federal regulations require that the Bank periodically evaluates the risks inherent in its loan portfolios. In addition, the Washington Division of Banks and the FDIC have authority to identify problem loans and, if appropriate, require them to be reclassified. There are three classifications for problem loans: Substandard, Doubtful, and Loss. Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of loans classified as "Substandard," with additional characteristics that suggest the weaknesses make collection or recovery in full after liquidation of collateral questionable on the basis of currently existing facts, conditions, and values. There is a high possibility of loss in loans classified as "Doubtful." A loan classified as "Loss" is considered uncollectible and of such little value that continued classification of the credit as a loan is not warranted. If a loan or a portion thereof is classified as "Loss," it must be charged-off, meaning the amount of the loss is charged against the allowance for credit losses, thereby reducing that reserve. The Bank also classifies some loans as "Watch" or "Other Loans Especially Mentioned" ("OLEM"). Loans classified as Watch are performing assets and classified as pass credits but have elements of risk that require more monitoring than other performing loans. Loans classified as OLEM are assets that continue to perform but have shown deterioration in credit quality and require close monitoring.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans *(continued)*

Loans by credit quality risk rating at December 31, 2010 are as follows:

	Pass	**Other Loans Especially Mentioned**	**Substandard**	**Doubtful**	**Total**
Commercial	$80,400	$1,967	$1,716	$492	$84,575
Real estate:					
Construction and development	29,293	5,199	11,764	- -	46,256
Residential 1-4 family	81,932	1,669	5,611	- -	89,212
Multi-family	9,113	- -	- -	- -	9,113
CRE – owner occupied	105,021	705	4,210	- -	109,936
CRE – non owner occupied	75,002	14,983	16,094	- -	106,079
Farmland	21,846	115	393	- -	22,354
Total real estate	322,207	22,671	38,072	- -	382,950
Consumer	8,987	50	67	24	9,128
Subtotal	**$411,594**	**$24,688**	**$39,855**	**$516**	**$476,653**
Less unearned income					(828)
Total loans					**$475,825**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans *(continued)*

Following is a summary of information pertaining to impaired loans:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
Commercial	$759	$822	$- -	$794	$5
Residential real estate	3,205	3,766	- -	3,674	12
Commercial real estate:					
CRE – owner occupied	726	768	- -	752	7
CRE – non-owner occupied	2,741	2,739	- -	2,734	65
Construction and development	6,734	10,055	- -	11,695	467
With an allowance recorded:					
Commercial	508	492	142	506	37
Residential real estate	- -	- -	- -	- -	- -
Commercial real estate:					
CRE – owner occupied	- -	- -	- -	- -	- -
CRE – non-owner occupied	- -	- -	- -	- -	- -
Construction and development	- -	- -	- -	- -	- -
Total:					
Commercial	1,267	1,314	142	1,300	42
Residential real estate	3,205	3,766	- -	3,674	12
Commercial real estate:					
CRE – owner occupied	726	768	- -	752	7
CRE – non-owner occupied	2,741	2,739	- -	2,734	65
Construction and development	6,734	10,055	- -	11,695	467

At December 31, 2009 and 2008, the Company's recorded investment in certain loans that were considered to be impaired was $25,738 and $22,117, respectively. At December 31, 2009, $2,962 of these impaired loans had a specific related valuation allowance of $638, while $22,776 did not require a specific valuation allowance. At December 31, 2008, $462 of these impaired loans had a specific valuation allowance of $118, while $21,117 did not require a specific valuation allowance. The balance of the allowance for loan losses in excess of these specific reserves is available to absorb the probable losses, existing at that date, from all other loans in the portfolio. The average investment in impaired loans was $28,725 and $16,915 during the years ended December 31, 2009 and 2008, respectively. The related amount of interest income recognized on a cash basis for loans that were impaired was $444 and $34 during the years ended December 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans *(continued)*

The following table illustrates an age analysis of past due loans as of December 31, 2010.

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days and Still Accruing
Commercial	$280	$- -	$146	$426	$84,149	$84,575	$- -
Real estate:							
Construction & development	91	2,239	1,300	3,630	42,626	46,256	- -
Residential 1-4 family	637	292	1,629	2,558	86,654	89,212	- -
Multi-family	- -	- -	- -	- -	9,113	9,113	- -
CRE owner occupied	256	1,056	447	1,759	108,177	109,936	- -
CRE non-owner occupied	- -	- -	333	333	105,746	106,079	- -
Farmland	- -	- -	170	170	22,184	22,354	- -
Total real estate	984	3,587	3,879	8,450	374,500	382,950	- -
Consumer	28	- -	- -	28	9,100	9,128	- -
Less unearned income					(828)	(828)	
Total	**$1,292**	**$3,587**	**$4,025**	**$8,904**	**$466,921**	**$475,825**	**$- -**

Troubled debt restructurings ("TDRs") as of December 31, 2010 are as follows:

	Current TDRs			Subsequently Defaulted TDRs		
	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment	Number of Contracts	Pre-TDR Outstanding Recorded Investment	Post-TDR Outstanding Recorded Investment
Residential real estate	1	$417	$324	- -	- -	- -
Construction & development	1	561	608	- -	- -	- -
Ending balance	**2**	**$978**	**$932**	**- -**	**- -**	**- -**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 4 - Loans *(concluded)*

Non-accrual loans as of December 31 are as follows:

	2010	**2009**
Commercial	$1,251	$1,049
Real estate		
Construction and development	5,529	9,886
Residential 1-4 family	2,246	1,323
Multi-family	- -	353
Commercial real estate – owner occupied	470	1,568
Commercial real estate – non-owner occupied	333	1,381
Farmland	170	87
Total real estate	8,748	14,598
Total	**$9,999**	**$15,647**

At December 31, 2010, there were no commitments to lend additional funds to borrowers whose loans have been modified. There were no loans 90 days and over past due and still accruing interest at December 31, 2010. Loans 90 days over and still accruing interest at December 31, 2009 totaled $547 and were made up entirely of loans fully guaranteed by the United States Department of Agriculture or Small Business Administration.

Certain related parties of the Company, principally directors and their affiliates, were loan customers of the Bank in the ordinary course of business during 2010 and 2009. Total related party loans outstanding at December 31, 2010 and 2009 to executive officers and directors were $1,419 and $1,579, respectively. During 2010 and 2009, new loans of $15 and $742, respectively, were made, and repayments totaled $175 and $309, respectively. In management's opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with non-related parties. No loans to related parties were on non-accrual, past due or restructured at December 31, 2010.

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2010	**2009**
Land and premises	$17,609	$17,518
Equipment, furniture and fixtures	7,275	7,192
Construction in progress	113	57
	24,997	**24,767**
Less accumulated depreciation and amortization	9,816	8,853
Total premises and equipment	**$15,181**	**$15,914**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 5 - Premises and Equipment *(concluded)*

Depreciation expense was $1,134, $1,188, and $1,152 for 2010, 2009 and 2008, respectively. The Bank leases premises under operating leases. Rental expense of leased premises was $356, $370 and $369 for 2010, 2009 and 2008, respectively, which is included in occupancy expense.

Minimum net rental commitments under non-cancelable operating leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2011	$275
2011	245
2012	204
2013	168
2014	171
Total minimum payments required	**$1,063**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Note 6 - Other Real Estate Owned

The following table presents the activity related to OREO for the years ended December 31:

	2010	**2009**
Balance at beginning of year	$6,665	$6,810
Additions	8,093	11,252
Dispositions	(6,906)	(7,708)
Fair value write-downs	(1,272)	(3,689)
Balance at end of year	**$6,580**	**$6,665**

At December 31, 2010, OREO consisted of 17 properties as follows: nine land acquisition and development properties totaling $2,593; two residential construction properties totaling $1,450; four commercial real estate properties totaling $1,997; and two residential real estate properties totaling $540. Net gains and (losses) on sales of OREO totaled $260, $(1,418) and $390 for the years ended December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 7 - Deposits

The composition of deposits at December 31 is as follows:

	2010	2009
Demand deposits, non-interest bearing	$95,115	$86,046
NOW and money market accounts	197,354	178,228
Savings deposits	55,993	51,053
Time certificates, $100,000 or more	126,303	171,615
Other time certificates	70,189	80,753
Total	**$544,954**	**$567,695**

Scheduled maturities of time certificates of deposit are as follows for future years ending December 31:

2011	$146,138
2012	24,006
2013	13,586
2014	6,295
2015	6,467
Total	**$196,492**

Note 8 - Borrowings

Long-term borrowings at December 31, 2010 and 2009 represent advances from the Federal Home Loan Bank of Seattle ("FHLB"). Advances at December 31, 2010 bear interest at 2.94% to 4.06% and mature in various years as follows: 2012 - $5,000 and 2013 - $5,500. The Bank has pledged $164,846 of loans as collateral for these borrowings at December 31, 2010.

Secured borrowings at December 31, 2010 and 2009 represent borrowings collateralized by participation interests in loans originated by the Bank. These borrowings are repaid as payments (normally monthly) are made on the underlying loans, bearing interest ranging from 5.42% to 7.00%. Original maturities range from January 2011 to May 2012.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 8 - Borrowings *(concluded)*

Short-term borrowings represent FHLB term borrowings with scheduled maturity dates within one year. Short-term borrowings may also federal funds purchased that generally mature within one to four days from the transaction date; however there were no federal funds purchased at December 31, 2010, and 2009. The following is a summary of short-term borrowings for the years ended:

	2010	2009
Amount outstanding at end of year	$10,500	$4,500
Weighted average interest rate at December 31	3.85%	3.77%
Maximum month-end balance during the year	10,500	24,000
Average balance during the year	7,502	3,107
Average interest rate during the year	2.72%	.84%

Note 9 - Junior Subordinated Debentures

At December 31, 2010, two wholly-owned subsidiary grantor trusts established by the Company had outstanding $13,000 of pooled Trust Preferred Securities ("trust preferred securities"). Trust preferred securities accrue and pay distributions periodically at specified annual rates as provided in the indentures. The trusts used the net proceeds from the offering of trust preferred securities to purchase a like amount of Junior Subordinated Debentures (the "Debentures") of the Company. The Debentures are the sole assets of the trusts. The Company's obligations under the Debentures and the related documents, taken together, constitute a full and unconditional guarantee by the Company of the obligations of the trusts. The trust preferred securities are mandatorily redeemable upon the maturity of the Debentures, or upon earlier redemption as provided in the indentures. The Company has the right to redeem the Debentures in whole or in part on or after specified dates, at a redemption price specified in the indentures plus any accrued but unpaid interest to the redemption date.

The following table is a summary of the trust preferred securities and debentures at December 31, 2010:

Issuance Trust	Issuance Date	Preferred Security	Rate Type	Initial Rate	Rate at 12/31/10	Maturity Date
PFC Statutory Trust I	12/2005	$5,000	Fixed (1)	6.39%	6.39%	3/2036
PFC Statutory Trust II	6/2006	$8,000	Variable (2)	7.02%	1.89%	7/2036

(1) Fixed rate until March 15, 2011, at which time becomes a variable rate, adjusted quarterly, equal to 145 basis points over the three month London Interbank Offered Rate ("LIBOR") rate.
(2) The variable rate preferred securities reprice quarterly based on the three month LIBOR rate.

The Company has the right to redeem the debentures issued in the December 2005 offering in March 2011, and the June 2006 offering in July 2011, subject to regulatory approval.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 9 - Junior Subordinated Debentures *(concluded)*

The Debentures issued by the Company to the grantor trusts totaling $13,000 are reflected in the consolidated balance sheet in the liabilities section under the caption "junior subordinated debentures." The Company records interest expense on the corresponding junior subordinated debentures in the consolidated statements of income. The Company recorded $403 in the consolidated balance sheet at December 31, 2010 and 2009, respectively, for the common capital securities issued by the issuer trusts.

During the second quarter of 2009, the Company elected to exercise the right to defer interest payments on its junior subordinated debentures associated with its pooled trust preferred securities. Under the terms of the indentures, the Company has the right to defer interest payments for up to twenty consecutive quarterly periods without going into default. During the period of deferral, the principal balance and unpaid interest will continue to bear interest as set forth in the indenture. In addition, the Company will not be permitted to pay any dividends or distributions on, or redeem or make a liquidation payment with respect to, any of the Company's common stock during the deferral period. As of December 31, 2010 and 2009, deferred interest totaled $900 and $403, respectively, and is included as a component of accrued interest payable on the balance sheet.

Note 10 - Income Taxes

Income taxes for the years ended December 31 is as follows:

	2010	**2009**	**2008**
Current	$582	$(1,823)	$191
Deferred	(886)	(2,696)	(752)
Total income tax benefit	**$(304)**	**$(4,519)**	**$(561)**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 10 - Income Taxes *(concluded)*

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2010	2009
Deferred Tax Assets		
Allowance for credit losses	$3,673	$3,815
Deferred compensation	124	124
Supplemental executive retirement plan	621	478
Unrealized loss on securities available for sale	171	444
Loan fees/costs	245	262
OREO write-downs	703	794
Low income housing credit carry-forward	326	217
AMT credit carry-forward	339	127
Other	194	123
Total deferred tax assets	**6,396**	**6,384**
Deferred Tax Liabilities		
Depreciation	$ 132	$ 181
Loan fees/costs	1,823	2,283
Core deposit intangible	12	61
Prepaid expenses	124	134
FHLB dividends	143	143
Other	237	271
Total deferred tax liabilities	**2,471**	**3,073**
Net deferred tax assets	**$3,925**	**$3,311**

Net deferred tax assets are recorded in other assets and net deferred tax liabilities are recorded in other liabilities in the consolidated financial statements.

The following is a reconciliation between the statutory and effective federal income tax rate for the years ended December 31:

	2010 Amount	Percent of Pre-tax Income	2009 Amount	Percent of Pre-tax Income	2008 Amount	Percent Pre-tax Income
Income (loss) tax at statutory rate	$466	35.0%	$(3,800)	(35.0)%	$137	35.0%
Adjustments resulting from:						
Tax-exempt income	(530)	(39.8)	(505)	(4.7)	(371)	(95.1)
Net earnings on life insurance policies	(176)	(13.3)	(184)	(1.7)	(199)	(51.0)
Other	(64)	(4.8)	(30)	(0.2)	(128)	(32.8)
Total income tax benefit	**$(304)**	**(22.9)%**	**$(4,519)**	**(41.6)%**	**$(561)**	**(143.8)%**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits

Incentive Compensation Plan

The Bank has a plan that provides incentive compensation to key employees if the Bank meets certain performance criteria established by the Board of Directors. The cost of this plan was $210, $73, and $66 in 2010, 2009 and 2008, respectively.

401(k) Plans

The Bank has established a 401(k) profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. Eligible employees may contribute up to 15% of their compensation. Matching contributions by the Bank are at the discretion of the Board of Directors. Contributions totaled $60, $36 and $279 for 2010, 2009 and 2008, respectively.

Director and Employee Deferred Compensation Plans

The Company has director and employee deferred compensation plans. Under the terms of the plans, a director or employee may participate upon approval by the Board. The participant may then elect to defer a portion of his or her earnings (directors' fees or salary) as designated at the beginning of each plan year. Payments begin upon retirement, termination, death or permanent disability, sale of the Company, the ten-year anniversary of the participant's participation date, or at the discretion of the Company. There are currently no participants in the director deferred compensation plan. There is currently one participant in the employee deferred compensation plan. Total deferrals plus earnings in the employee deferred compensation plan were $35, $35 and $75 at December 31, 2010, 2009 and 2008, respectively. There is no ongoing expense to the Company for these plans.

The directors of a bank acquired by the Company in 1999 adopted two deferred compensation plans for directors - one plan providing retirement income benefits for all directors and the other, a deferred compensation plan, covering only those directors who have chosen to participate in the plan. At the time of adopting these plans, the Bank purchased life insurance policies on directors participating in both plans which may be used to fund payments to them under these plans. Cash surrender values on these policies were $3,581 and $3,462 at December 31, 2010 and 2009, respectively. In 2010, 2009 and 2008, the net benefit recorded from these plans, including the cost of the related life insurance, was $377, $362 and $353, respectively. Both of these plans were fully funded and frozen as of September 30, 2001. Plan participants were given the option to either remain in the plan until reaching the age of 70 or to receive a lump-sum distribution. Participants electing to remain in the plan will receive annual payments over a ten-year period upon reaching 70 years of age. The liability associated with these plans totaled $323 and $324 at December 31, 2010 and 2009, respectively.

Executive Long-Term Compensation Agreements

The Company has executive long-term compensation agreements to selected employees that provide incentive for those covered employees to remain employed with the Company for a defined period of time. The cost of this plan was $39, $55 and $54 in 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits *(continued)*

Supplemental Executive Retirement Plan

Effective January 1, 2007, the Company adopted a non-qualified Supplemental Executive Retirement Plan (SERP) that provides retirement benefits to its executive officers. The SERP is unsecured and unfunded and there are no plan assets. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. The benefit is generally based on average earnings, years of service and age at retirement. At the inception of the SERP, the Company recorded a prior service cost to accumulated other comprehensive income of $704. The Company has purchased bank owned life insurance covering all participants in the SERP. The cash surrender value of these policies totaled $5,497 and $5,342 at December 31, 2010 and 2009, respectively.

The following table sets forth the net periodic pension cost and obligation assumptions used in the measurement of the benefit obligation for the years ended December 31:

	2010	**2009**	**2008**
Net periodic pension cost:			
Service Cost	$122	$173	$93
Interest Cost	86	98	48
Amortization of prior service cost	90	130	70
Amortization of net (gain)/loss	(15)	(10)	(2)
Net periodic pension cost	**$283**	**$391**	**$209**
Weighted average assumptions:			
Discount rate	5.90%	6.67%	6.38%
Rate of compensation increases	0.00	0.00	3.00

The following table sets forth the change in benefit obligation at December 31:

	2010	**2009**
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$1,282	$949
Service cost	122	173
Interest cost	86	98
Actuarial gain	158	62
Benefit obligation at end of year	**$1,648**	**$1,282**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 11 - Employee Benefits *(concluded)*

Amounts recognized in accumulated other comprehensive loss at December 31 are as follows:

	2010	2009
Gain (loss)	$22	$(152)
Prior service cost	542	633
Total recognized in accumulative other comprehensive loss	**$564**	**$481**

The following table summarizes the projected and accumulated benefit obligations at December 31:

	2010	2009
Projected benefit obligation	$1,648	$1,282
Accumulated benefit obligation	1,648	1,282

Estimated future benefit payments as of December 31, 2010 are as follows:

2011 – 2015	$0
2016 – 2020	1,112

Note 12 - Dividend Reinvestment Plan

In November 2005, the Company instituted a dividend reinvestment plan which allows for all or part of cash dividends to be reinvested in shares of Company common stock based upon participant elections. Under the plan, 1,100,000 shares are authorized for dividend reinvestment, of which 89,771 shares have been issued through December 31, 2010.

Note 13 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 13 - Commitments and Contingencies *(continued)*

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2010	**2009**
Commitments to extend credit	$90,888	$71,435
Standby letters of credit	1,123	1,164

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 67% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party.

Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances where the Bank deems necessary.

Certain executive officers have entered into employment contracts with the Bank which provide for contingent payments subject to future events.

In connection with certain loans held for sale, the Bank typically makes representations and warranties about the underlying loans conforming to specified guidelines. If the underlying loans do not conform to the specifications, the Bank may have an obligation to repurchase the loans or indemnify the purchaser against loss. The Bank believes that the potential for loss under these arrangements is remote. Accordingly, no contingent liability is recorded in the consolidated financial statements.

The Bank has agreements with commercial banks for lines of credit totaling $11,000, of which none was used at December 31, 2010. In addition, the Bank has a credit line with the Federal Home Loan Bank of Seattle totaling 20% of assets, $21,000 of which was used at December 31, 2010. These borrowings are collateralized under blanket pledge and custody agreements. The Bank also has a borrowing arrangement with the Federal Reserve Bank under the Borrower-in-Custody program. Under this program, the Bank has an available credit facility of $45,476, subject to pledged collateral. As of December 31, 2010, loans carried at $69,000 were pledged as collateral to the Federal Reserve Bank.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 13 - Commitments and Contingencies *(concluded)*

The Company is currently not party to any material pending litigation. However, because of the nature of its activities, the Company is subject to various pending and threatened legal actions which may arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial condition, results of operations or cash flows of the Company.

Note 14 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers and governmental entities located in the state of Washington, including investments in state and municipal securities. Loans are generally limited by state banking regulations to 20% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss). Standby letters of credit were granted primarily to commercial borrowers. The Bank, as a matter of practice, generally does not extend credit to any single borrower or group of borrowers in excess of $7,500.

Note 15 - Stock Options

The Company's 2000 stock incentive plan provides for granting incentive stock options, as defined under current tax laws, to key personnel. The plan also provides for non-qualified stock options and other types of stock based awards. The plan authorizes the issuance of up to a total of 1,100,000 shares (133,380 shares are available for grant at December 31, 2010). Under the plan, options either become exercisable ratably over five years or vest fully five years from the date of grant. Under the plan, the Company may grant up to 150,000 options for its common stock to a single individual in a calendar year.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based awards based on assumptions noted in the following table. Expected volatility is based on historical volatility of the Company's common shares. The expected term of stock options granted is based on the simplified method, which is the simple average between contractual term and vesting period. The risk-free rate is based on the expected term of stock options and the applicable U.S. Treasury yield in effect at the time of grant.

Grant period ended	Expected Life	Risk Free Interest Rate	Expected Volatility	Dividend Yield	Average Fair Value
December 31, 2010	6.5 years	3.20%	18.95%	- -%	$0.34
December 31, 2009	6.5 years	2.90%	18.69%	1.20%	$0.24
December 31, 2008	6.5 years	3.75%	16.19%	6.05%	$0.83

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 15 - Stock Options *(continued)*

A summary of the status of the Company's stock option plans as of December 31, 2010, 2009 and 2008, and changes during the years ending on those dates, is presented below:

	2010		2009		2008	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	820,837	$11.08	684,527	$12.58	689,868	$12.55
Granted	1,000	7.00	213,750	7.00	8,250	11.27
Exercised	- -	- -	- -	- -	(7,321)	7.93
Expired	- -	- -	(35,310)	12.27	- -	- -
Forfeited	(3,225)	11.27	(42,130)	13.76	(6,270)	12.42
Outstanding at end of year	**818,612**	**$11.07**	**820,837**	**$11.08**	**684,527**	**$12.58**
Exercisable at end of year	**599,727**	**$12.06**	**529,922**	**$12.35**	**557,587**	**$12.32**

A summary of the status of the Company's nonvested options as of December 31, 2010 and 2009 and changes during the period then ended are presented below:

	2010		2009	
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Non-vested beginning of period	290,915	$0.60	126,940	$1.62
Granted	1,000	0.34	213,750	0.24
Vested	(70,850)	0.89	(30,635)	1.74
Forfeited	(2,180)	0.67	(19,140)	1.50
Non-vested end of period	**218,885**	**$0.51**	**290,915**	**$0.60**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 15 - Stock Options *(concluded)*

The following information summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options Outstanding			Options Exercisable		
Range of exercise prices	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price**
0.00 – 11.10	477,117	4.1	$8.79	303,717	1.5	$9.81
11.11 – 12.49	45,650	5.1	11.79	33,550	4.3	11.72
12.50 – 14.74	162,800	4.6	14.22	131,175	4.4	14.23
14.75 – 16.00	133,045	4.0	15.17	131,285	3.9	15.17
	818,612	**4.2**	**$11.07**	**599,727**	**2.8**	**$12.06**

The aggregate intrinsic value of all options outstanding at December 31, 2010 and 2009 was $0 and $0, respectively. The aggregate intrinsic value of all options that were exercisable at December 31, 2010 and 2009 was $0 and $0, respectively. There were no options exercised during 2009 or 2010. Stock based compensation recognized in 2010 and 2009 was $46 ($30 net of tax) and $54 ($36 net of tax), respectively. Future compensation expense for unvested awards outstanding as of December 31, 2010 is estimated to be $53 recognized over a weighted average period of 1.9 years.

Note 16 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material adverse effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined).

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 16 - Regulatory Matters *(concluded)*

As of December 31, 2010, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company and the Bank's actual capital amounts and ratios are presented in the table below. Management believes, as of December 31, 2010, the Company and the Bank meet all capital requirements to which they are subject.

	Actual		Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
Tier 1 capital (to average assets):						
Company	$61,086	9.72%	$25,139	4.00%	NA	NA
Bank	61,577	9.80	25,130	4.00	$31,412	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	61,086	13.21	18,493	4.00	NA	NA
Bank	61,577	13.35	18,446	4.00	27,669	6.00
Total capital (to risk-weighted assets):						
Company	66,925	14.48	36,985	8.00	NA	NA
Bank	67,401	14.62	36,892	8.00	46,114	10.00
December 31, 2009						
Tier 1 capital (to average assets):						
Company	$59,263	9.06%	$26,170	4.00%	NA	NA
Bank	59,055	9.03	26,148	4.00	$32,685	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	59,263	11.84	20,022	4.00	NA	NA
Bank	59,055	11.81	20,009	4.00	30,014	6.00
Total capital (to risk-weighted assets):						
Company	65,579	13.10	40,043	8.00	NA	NA
Bank	65,368	13.07	40,018	8.00	50,023	10.00

The Company and the Bank are subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

Note 17 - Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these consolidated financial statements:

Cash, Interest Bearing Deposits at Other Financial Institutions, and Federal Funds Sold
The carrying amounts of cash, interest bearing deposits at other financial institutions, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

Loans, net and Loans Held for Sale
The fair value of loans is estimated based on comparable market statistics for loans with similar credit ratings. An additional liquidity discount is also incorporated to more closely align the fair value with observed market prices. Fair value of loans held for sale is based on a discounted cash flow calculation using interest rates currently available on similar loans. The fair value was determined based on an aggregate loan basis.

Deposits
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

Secured borrowings
For variable rate secured borrowings that reprice frequently and have no significant change in credit risk, fair values are based on carrying values.

Short-Term Borrowings
The fair value of the Company's short-term borrowings is estimated using discounted cash flow analysis based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Long-Term Borrowings
The fair value of the Company's long-term borrowings is estimated using discounted cash flow analysis based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

Junior Subordinated Debentures
The fair value of the junior subordinated debentures and trust preferred securities is estimated using discounted cash flow analysis based on interest rates currently available for junior subordinated debentures.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Company has determined they do not have a material fair value.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(continued)*

The estimated fair value of the Company's financial instruments at December 31 are as follows:

	2010 Carrying Amount	**Fair Value**	**2009 Carrying Amount**	**Fair Value**
Financial Assets				
Cash and due from banks, interest-bearing deposits in banks, and federal funds sold	$61,758	$61,758	$52,904	$52,904
Securities available for sale	41,893	41,893	53,677	53,677
Securities held to maturity	6,454	6,584	7,449	7,594
Loans held for sale	10,144	10,144	12,389	12,389
Loans, net	455,064	408,261	471,154	397,151
Financial Liabilities				
Deposits	$544,954	$546,753	$567,695	$569,391
Secured borrowings	925	925	977	977
Short-term borrowings	10,500	10,775	4,500	4,601
Long-term borrowings	10,500	10,858	21,000	21,554
Junior subordinated debentures	13,403	6,916	13,403	6,412

Effective January 1, 2008, the Company adopted accounting guidance on fair value measurements, which established a hierarchy for measuring fair value that is intended to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1 – Valuations based on quoted prices in active exchange markets for identical assets or liabilities; also includes certain corporate debt securities and mutual funds actively traded in over-the-counter markets.

Level 2 – Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model –derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services. This category generally includes certain U.S. Government, agency and non-agency securities, state and municipal securities, mortgage-backed securities, corporate debt securities, and residential mortgage loans held for sale.

Level 3 – Valuations based on unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, yield curves and similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(continued)*

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and December 31, 2009:

December 31, 2010	Readily Available Market Prices Level 1	Observable Market Prices Level 2	Significant Unobservable Inputs Level 3	Total
Securities available-for-sale				
U.S. Government agency securities	$- -	$1,109	$- -	$1,109
State and municipal securities	- -	19,995	1,157	21,152
Agency MBS	- -	7,730	- -	7,730
Non-agency MBS	- -	8,884	- -	8,884
Corporate bonds	1,069	1,949	- -	3,018
Total	**$1,069**	**$39,667**	**$1,157**	**$41,893**
December 31, 2009				
Securities available-for-sale				
U.S. Government agency securities	$- -	$973	$- -	$973
State and municipal securities	- -	20,487	1,593	22,080
Agency MBS	- -	11,164	- -	11,164
Non-agency MBS	- -	14,460	- -	14,460
Mutual funds	5,000	- -	- -	5,000
Total	**$5,000**	**$47,084**	**$1,593**	**$53,677**

The following table presents a reconciliation of assets that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years ended December 31, 2010 and 2009, respectively.

	2010	2009
Balance beginning of year	$1,593	$- -
Transfers in to Level 3	- -	1,593
Included in other comprehensive income	(40)	- -
Matured	(396)	- -
Balance end of year	**$1,157**	**$1,593**

The Company uses a third party pricing service to assist the Company in determining the fair value of the investment portfolio.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 17 - Fair Value of Financial Instruments *(concluded)*

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition such as loans measured for impairment and OREO. The following methods were used to estimate the fair value of each such class of financial instrument:

Loans held for sale – Loans held for sale are carried at the lower of cost or market. Loans held for sale are measured at fair value based on a discounted cash flow calculation using interest rates currently available on similar loans. The fair value was determined based on a aggregated loan basis. When a loan is sold, the gain is recognized in the consolidated statement of income as the proceeds less the book value of the loan including unamortized fees and capitalized direct costs.

Impaired loans – A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both interest and principle) according to the contractual terms of the loan agreement. Impaired loans are measured based on the lower of 1) the carrying value of the loan, or 2) the present value of expected future cash flows, or the fair market value of the collateral if the loan is collateral dependent.

Other real estate owned – OREO is initially recorded at the lower of the carrying amount of the loan or fair value of the property less estimated costs to sell. This amount becomes the property's new basis. Management considers third party appraisals in determining the fair value of particular properties. Any write-downs based on the property fair value less estimated costs to sell at the date of acquisition are charged to the allowance for credit losses. Management periodically reviews OREO in an effort to ensure the property is carried at the lower of its new basis or fair value, net of estimated costs to sell. Any additional write-downs based on re-evaluation of the property fair value are charged to non-interest expense.

The following table presents the Company's financial assets that were accounted for at fair value on a nonrecurring basis at December 31, 2010 and 2009:

	Readily Available Market Prices Level 1	Observable Market Prices Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2010				
Loans held for sale	$- -	$10,144	$- -	$10,144
Impaired loans	$- -	$- -	$2,755	$2,755
OREO	$- -	$- -	$5,245	$5,245
December 31, 2009				
Loans held for sale	$- -	$12,389	$- -	$12,389
Impaired loans	$- -	$- -	$7,987	$7,987
OREO	$- -	$- -	$7,285	$7,285

Other real estate owned with a pre-foreclosure loan balance of $9,127 was acquired during the year ended December 31, 2010. Upon foreclosure, these assets were written down $1,034 to their fair value, less estimated costs to sell, which was charged to the allowance for credit losses during the period.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 18 - Earnings (Loss) Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings (loss) per share for the years indicated.

	Net Income (Loss) (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2010			
Basic earnings per share:	$1,634	10,121,853	$0.16
Effect of dilutive securities:	- -	- -	- -
Diluted earnings per share:	**$1,634**	**10,121,853**	**$0.16**
Year Ended December 31, 2009			
Basic earnings (loss) per share:	$(6,338)	8,539,237	$(0.74)
Effect of dilutive securities:	- -	- -	- -
Diluted earnings (loss) per share:	**$(6,338)**	**8,539,237**	**$(0.74)**
Year Ended December 31, 2008			
Basic earnings per share:	$951	7,311,611	$0.13
Effect of dilutive securities:	- -	16,557	- -
Diluted earnings per share:	**$951**	**7,328,168**	**$0.13**

The number of shares shown for "options" is the number of incremental shares that would result from the exercise of options and use of the proceeds to repurchase shares at the average market price during the year.

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 19 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31,

	2010	2009
Assets		
Cash	$578	$705
Investment in the Bank	73,260	70,441
Due from the Bank	- -	- -
Other assets	430	415
Total assets	**$74,268**	**$71,561**
Liabilities and Shareholders' Equity		
Dividends payable	$- -	$- -
Junior subordinated debentures	13,403	13,403
Due to the Bank	196	106
Other liabilities	900	403
Shareholders' equity	59,769	57,649
Total liabilities and shareholders' equity	**$74,268**	**$71,561**

Condensed Statements of Income - Years Ended December 31,

	2010	2009	2008
Dividend Income from the Bank	$- -	$- -	$900
Other Income	15	17	27
Total Income	**15**	**17**	**927**
Expenses	(759)	(835)	(1,066)
Income (loss) before income tax benefit	**(744)**	**(818)**	**(139)**
Income Tax Benefit	- -	- -	- -
Income (loss) before equity in undistributed income of the Bank	**(744)**	**(818)**	**(139)**
Equity in Undistributed Income of the Bank	2,378	(5,520)	1,090
Net income (loss)	**$1,634**	**$(6,338)**	**$951**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Note 19 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31,

	2010	2009	2008
Operating Activities			
Net income (loss)	$1,634	$(6,338)	$951
Adjustments to reconcile net income to			
net cash provided by (used in) operating activities:			
Equity in undistributed income of subsidiary	(2,378)	5,520	(1,090)
Net change in other assets	(15)	777	(4)
Net change in other liabilities	586	370	(3)
Other - net	46	54	87
Net cash provided by (used in) operating activities	**(127)**	**383**	**(59)**
Financing Activities			
Proceeds from junior subordinated debentures	- -	- -	- -
Common stock issued	- -	12,394	624
Repurchase and retirement of common stock	- -	- -	(26)
Dividends paid	- -	(12,585)	(4,955)
Net cash used in financing activities	- -	**(191)**	**(4,357)**
Net increase (decrease) in cash	**(127)**	**192**	**(4,416)**
Cash			
Beginning of year	705	513	4,929
End of year	**$578**	**$705**	**$513**

Notes to Consolidated Financial Statements, Dollars in Thousands Except Per Share Amounts

Quarterly Data (Unaudited)

Year Ended December 31, 2010	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**
Interest income	$7,930	$7,756	$7,631	$7,543
Interest expense	2,228	2,076	1,888	1,789
Net interest income	**5,702**	**5,680**	**5,743**	**5,754**
Provision for credit losses	800	1,200	850	750
Non-interest income	1,730	2,456	2,015	2,250
Non-interest expenses	6,082	6,507	6,331	7,480
Income before income taxes	**550**	**429**	**577**	**(226)**
Income taxes (benefit)	(84)	(74)	98	(244)
Net income	**$634**	**$503**	**$479**	**$18**
Earnings per common share:				
Basic	$.06	$.05	$.05	$.00
Diluted	.06	.05	.05	.00
Year Ended December 31, 2009				
Interest income	$8,284	$8,194	$8,302	$8,040
Interest expense	2,816	3,044	2,762	2,445
Net interest income	**5,468**	**5,150**	**5,540**	**5,595**
Provision for credit losses	1,787	3,587	3,170	1,400
Non-interest income	2,275	2,254	1,988	508
Non-interest expenses	6,622	8,130	7,069	7,870
Loss before income taxes	**(666)**	**(4,313)**	**(2,711)**	**(3,167)**
Income taxes (benefit)	(352)	(2,048)	(952)	(1,167)
Net loss	**$(314)**	**$(2,265)**	**$(1,759)**	**$(2,000)**
Earnings (loss) per common share:				
Basic	$(.04)	$(.31)	$(.19)	$(.20)
Diluted	(.04)	(.31)	(.19)	(.20)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Pacific's audited consolidated financial statements and related notes appearing elsewhere in this report. In addition, please refer to Pacific's forward-looking statement disclosure included elsewhere in this report.

EXECUTIVE OVERVIEW

The following are important factors in understanding the Company financial condition and liquidity:

- Total assets at December 31, 2010, decreased by $24,223,000, or 3.6%, to $644,403,000 compared to $668,626,000 at the end of 2009. Decreases in loans and investments available-for-sale were the primary contributors to overall asset decline, which were partially offset by higher interest-earning deposits with banks.
- The Bank remains well capitalized with a total risk-based capital ratio of 14.62% at December 31, 2010, compared to 13.07% at December 31, 2009. Tier one leverage ratio was 9.80% at December 31, 2010, compared to 9.03% at December 31, 2009.
- Asset quality continues to improve with non-performing assets decreasing during 2010 by $6,280,000, or 27.5%, to $16,579,000 at December 31, 2010, the lowest level since 2007. The decrease was primarily in the non-performing construction and land development sector which accounts for $9,572,000, or 57.7%, of nonperforming assets at December 31, 2010, compared to $14,736,000, or 64.5%, at December 31, 2009.
- Construction, land acquisition and other land loans declined $18,556,000, or 28.6%, during 2010. This segment of the portfolio, totaling $46,256,000 at December 31, 2010, accounts for 9.7% of the total loan portfolio at year-end.
- Core deposits, which include demand, savings, money market and certificates of deposits less than $100,000, increased during 2010 by $22,571,000, or 5.7%, to $418,651,000 and comprises 76.8% of total deposits at year-end. The increase in core deposits was offset by planned decreases during 2010 in retail certificates of deposits and brokered certificates of deposits of $24,144,000 and $31,732,000, respectively, resulting in a net decrease overall in total deposits of $22,741,000, or 4.0%, during 2010.
- As a result of core deposit growth, lower borrowings and increased interest bearing deposits with banks, the Company's liquidity ratio of approximately 42% at December 31, 2010, translates into over $270 million in available funding for general operations and to meet loan and deposit needs.

The Company's net income for 2010 was $1,634,000, or $0.16 per diluted share, compared to a net loss of $6,338,000, or $0.74 per diluted share, in 2009. The following are significant components of the Company's results of operations for 2010 as compared to 2009.

- Net interest income increased to $22,879,000 compared to $21,753,000 in 2009 due to decreases in rates paid on deposits and a decrease in non-accrual loans. Net interest margin for 2010 increased 34 basis points to 3.96% compared to 3.62% in 2009.

- The provision for credit losses decreased significantly by $6,344,000, or 63.8%, to $3,600,000 for 2010. The decrease is the result of overall improvement in credit quality as evidenced by decreases in net charge-offs and impaired loans. Net charge-offs totaled $4,075,000 during 2010 compared to $6,475,000 in 2009. Impaired loans totaled $14,673,000 at December 31, 2010 compared to $25,738,000 one year ago. While credit quality has improved during the year, non-performing loans remain elevated compared to long-term historical levels and remain concentrated primarily in the residential construction and land development loan portfolios.
- Non-interest income increased $1,426,000, or 20.3%, to $8,451,000 for 2010 due to increased gain on sales of OREO and service charges on deposit accounts, which were partially offset by a decrease in gain on sales of loans.
- Non-interest expense decreased $3,291,000, or 11.1%, to $26,400,000 for 2010. The decrease is primarily attributable to decreases in FDIC assessments, OREO write-downs, professional services and commissions paid on loans sold in the secondary market.
- In 2010, return on average assets and return on average equity increased to 0.25% and 2.77%, respectively, compared to (0.96)% and (11.63)%, respectively, in 2009.

BUSINESS OVERVIEW

Weak economic conditions and ongoing strains in the financial and housing markets which began in 2008 generally continued in 2009 and 2010 and presented an unusually challenging environment for banks. The banking industry and the securities markets were materially and adversely affected by significant declines in the value of nearly all asset classes and by a lack of liquidity. In addition, the U.S. economy has been in a recession. The Company's financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, is highly dependent on the economy in our markets. The continued economic downturn, and more specifically the slowdown in residential real estate sales, has resulted in further uncertainty. The result has been an increase in loan delinquencies and foreclosures, primarily in our residential construction and land development portfolios as compared to prior periods. In addition, the Company has experienced elevated charge-offs, significantly higher levels of provision for credit losses and higher nonperforming loan levels compared to the Company's longer term historical record.

According to the U.S. Bureau of Labor Statistics, the unemployment rate in Washington was 9.3% at December 31, 2010 compared to 9.2% in 2009, 6.5% in 2008 and 4.8% in 2007, and in Oregon the unemployment rate was 10.6% for 2010 and 2009, compared to 8.3% in 2008 and 5.56% in 2007. The unemployment rate in Oregon is higher than the national unemployment rate of 9.4% at December 31, 2010. According to the Washington State Employment Security Department unemployment rates in Grays Harbor, Pacific, Skagit, Wahkiakum and Whatcom counties at December 31, 2010 were 13.1%, 11.8%, 10.3%, 13.8% and 8.1%, respectively, compared to 13.4%, 12.1%, 10.8%, 14.2%, and 8.3% in 2009, respectively, and 11.3%, 9.9%, 8.0%, 9.6%, and 6.2%, respectively, in 2008. Excluding Whatcom County, all Washington counties in which the Company operates have unemployment rates greater than the state and national rates. According to the Oregon Employment Department, the unemployment rate for Clatsop County increased from 7.2% in 2008 to 9.0% in 2009 and 10.0% at December 31, 2010.

Closed sales activity had been on a declining trend for the last three years; however it is beginning to rebound in 2010 in selective counties within our geographic footprint. Year over year changes in closed sales activity in Grays Harbor, Skagit and Whatcom counties were 10.3%, 11.3%, and (7.2)%, respectively, during 2010. Sales prices of single-family homes and condominiums have increased in 2010 in the same counties by 11.0%, 1.2%, and 10.2%, respectively, after consistently declining since 2007. Limited data is available on sales activity and sales prices for Pacific, Wahkiakum and Clatsop counties.

Commercial real estate has performed better than residential real estate, but is generally affected by a slow economy as well. As a result, sales of commercial real estate properties have experienced a significant decline, which in Whatcom County totaled $255 million in 2007, compared to $195 million in 2008 and $114 million in 2009. Sales rebounded slightly in 2010 to $135 million; however, results are still indicative of the high level of illiquidity that exists in the market. Limited data is available on commercial real estate in the smaller, more rural counties in which we operate. In this depressed real estate market, the Company has experienced a decline in the values of real estate collateral underlying its loans, including construction real estate and land acquisition and development loans, resulting in increased loan delinquencies and defaults and higher levels of provision for credit losses and net charge-offs.

In late 2009, we determined that in order to achieve long-term growth and accomplish our long-term financial objectives we needed to successfully execute six defined long-term strategies. These strategies for 2010 and corresponding results in 2010 are as follows:

- Improve asset quality by proactively managing problem assets, selectively reducing loan concentrations, selling OREO and managing credit exposures. Non-performing assets decreased in 2010 to $16,579,000, or 2.57% of total assets, compared to $22,859,000, or 3.42% of non-performing assets in 2009. Additionally, net charge-offs, provision for credit losses, and OREO write-downs all showed significant improvement as stated above under "EXECUTIVE OVERVIEW" during 2010.
- Maintain capital ratios by controlling the asset growth rate, producing positive returns to shareholders and utilizing government guarantees in connection with new loan originations. Capital ratios increased during the year due to a combination of earnings retention and a decrease in total average assets and an increase in government guaranteed loans.
- Improve net interest margin by reinvesting short-term cash and cash equivalents into higher yielding assets, reducing loans on non-accrual status and growing low cost deposits. Net interest margin increased from 3.62% in 2009 to 3.96% for the year ended December 31, 2010.
- Maintain a strong liquidity position through increased core deposit balances and borrowing facilities available through the FHLB and the Federal Reserve Bank ("FRB"). Interest-bearing cash balances and federal funds sold increased $14.3 million, or 35.6%, during 2010 to $54,330,000. Credit facilities with the FHLB and FRB are fully secured and remain an important source of liquidity.
- Reduce controllable operating expenses through fiscal restraint and increased emphasis on non-interest income. Non-interest income increased $1,426,000, or 20.3%, to $8,451,000 during 2010 compared to the prior year. In addition, total non-interest expense decreased $3,291,000, or 11.1%, to $26,400,000 during 2010 compared to the prior year.
- Grow core areas of the balance sheet including commercial real estate and commercial loans and retail deposits through the quality and breadth of our branch network, superior sales practices, competitive rates, and an emphasis on customer and employee satisfaction, which would enable us to exploit local market opportunities. The Company focused on growing demand, money market and savings deposit balances during 2010 which combined increased $33,135,000, or 10.5%, during the year. This was offset by a planned reduction in brokered deposits and other higher costing retail certificates of deposits totaling $55,876,000. This change in the mix of our deposits contributed to an improvement in costs of funds as the decline in certificates of deposits was replaced by lower cost deposit products. Commercial real estate loan balances increased $10,831,000, or 5.3%, during 2010; however commercial and agricultural loan balances decreased $8,550,000, or 9.2%, during the same period. Pricing for commercial loans has been extremely competitive. Additionally, there has been a decrease in loan demand during this current economic recession.

Operating strategies for 2011 are as follows:

- Continue to improve asset quality through proactive management of problem loans, monitoring existing performing loans, and selling OREO properties.
- Increase net interest margin through reinvestment of short-term cash and cash equivalents into higher yielding loans and a reduction in rates paid on junior subordinated debentures.
- Increase core deposits and other retail deposits. Continue to focus on total customer banking relationships and superior customer service. In addition to our retail branch network, we maintain an excellent suite of cash management services including business remote check deposits, positive pay, payroll services and automated clearing house services that give us a competitive advantage over smaller institutions and enables us to compete with larger banks operating in our market areas.
- Expand our presence within our existing market areas with strategic emphasis on northern Clatsop County, Oregon and Skagit County, Washington. In addition to these areas, we believe the consolidation of problem financial institutions in Western Washington will provide opportunities to increase market share for locally owned community institutions with local decision making authority, such as Bank of the Pacific.

The degree to which we will be able to execute on these strategies will depend to a large degree on the local and national economy, improvement in the local markets for residential real estate, and limited deterioration in the credit quality of our commercial real estate loans.

RESULTS OF OPERATIONS

Years ended December 31, 2010, 2009, and 2008

General. The following table presents condensed consolidated statements of income for the Company for each of the years in the three-year period ended December 31, 2010.

(dollars in thousands)	2010	Increase (Decrease) Amount	%	2009	Increase (Decrease) Amount	%	2008
Interest and dividend income	$30,860	$(1,960)	(6.0)	$32,820	$(893)	(2.7)	$33,713
Interest expense	7,981	(3,086)	(27.9)	11,067	(931)	(7.8)	11,998
Net interest income	22,879	1,126	5.2	21,753	38	0.2	21,715
Provision for credit losses	3,600	(6,344)	(63.8)	9,944	5,153	107.6	4,791
Net interest income after provision for credit losses	19,279	7,470	63.3	11,809	(5,115)	(30.2)	16,924
Other operating income	8,451	1,426	20.3	7,025	1,968	38.9	5,057
Other operating expense	26,400	(3,291)	(11.1)	29,691	8,100	37.5	21,591
Income (loss) before income taxes	1,330	12,187	112.3	(10,857)	(11,247)	(2,883.8)	390
Income taxes (benefit)	(304)	4,215	93.3	(4,519)	(3,958)	705.5	(561)
Net income (loss)	**$1,634**	**$7,972**	**125.8**	**$(6,338)**	**$(7,289)**	**(766.5)**	**$951**

Net income. For the year ended December 31, 2010, net income (loss) was $1,634,000 compared to $(6,338,000) in 2009. Our net income in 2008 was $951,000 for the same period. The increase in net income for 2010 was primarily due to increased net interest income and decreased provisions for credit losses and OREO write-downs.

Net Interest Income. The Company derives the majority of its earnings from net interest income, which is the difference between interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities. The Company's net interest income is affected by the change in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as volume changes. The Company's net interest income is also affected by changes in the yields earned on assets and rates paid on liabilities, referred to as rate changes. Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are, in turn, affected by general economic conditions and other factors beyond the Company's control, such as federal economic policies, legislative tax policies and actions by the Federal Open Market Committee of the Federal Reserve (FOMC). Interest rates on deposits are affected primarily by rates charged by competitors and actions by the FOMC.

The FOMC heavily influences market interest rates, including deposit and loan rates offered by many financial institutions. Also, as rates near zero, it becomes more difficult to match decreases in rates on interest earning assets with decreases in rates paid on interest bearing liabilities. Approximately 78% of the Company's loan portfolio is tied to short-term rates, and therefore, re-price immediately when interest rate changes occur. The Company's funding sources also re-price when rates change; however, there is a meaningful lag in the timing of the re-pricing of deposits as compared to loans and decreases in interest rates become less easily matched by decreases in deposit rates as rates approach zero. Because of its focus on commercial lending, the Company will continue to have a high percentage of floating rate loans. The Company anticipates that the low rate environment will continue to put pressure on yields on loans; however, management expects that decreases in rates paid on deposits and junior subordinated debentures will result in some increase in net interest margin in 2011.

The following table sets forth information with regard to average balances of interest earning assets and interest bearing liabilities and the resultant yields or cost, net interest income, and the net interest margin.

	Year Ended December 31,								
	2010			2009			2008		
(dollars in thousands)	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate	Average Balance	Interest Income (Expense)	Avg Rate
Assets									
Earning assets:									
Loans (1)	$485,872	$28,835	5.93%	$500,796	$30,065	6.00%	$471,338	$31,385	6.66%
Investment securities:									
Taxable	26,451	1,235	4.67	35,085	1,868	5.32	31,090	1,648	5.30
Tax-Exempt (1)	24,421	1,498	6.13	25,033	1,580	6.31	19,440	1,193	6.14
Total investment securities	**50,872**	**2,733**	**5.37**	**60,118**	**3,448**	**5.74**	**50,530**	**2,841**	**5.62**
Federal Home Loan Bank Stock	3,183	- -	- -	3,135	- -	- -	2,022	19	0.94
Federal funds sold and deposits in banks	37,885	116	0.31	36,610	109	0.30	3,787	44	1.16
Total earnings assets / interest income	**$577,812**	**$31,684**	**5.48%**	**$600,659**	**$33,622**	**5.60%**	**$527,677**	**$34,289**	**6.50%**
Cash and due from banks	10,399			10,470			11,454		
Premises and equipment (net)	15,580			16,402			16,522		
Other real estate owned	8,071			9,327			1,587		
Other assets	43,782			34,886			33,361		
Allowance for credit losses	(11,413)			(9,621)			(5,875)		
Total assets	**$644,231**			**$662,123**			**$584,726**		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Deposits:									
Savings and interest-bearing demand	$238,123	$(1,729)	0.73%	$210,004	$(1,803)	0.86%	$204,539	$(2,903)	1.42%
Time certificates	220,618	(4,845)	2.20	266,929	(7,461)	2.80	186,319	(6,891)	3.70
Total deposits	**458,741**	**(6,574)**	**1.43**	**476,933**	**(9,264)**	**1.94**	**390,858**	**(9,794)**	**2.51**
Short-term borrowings	7,502	(204)	2.72	3,107	(26)	0.84	13,398	(349)	2.61
Long-term borrowings	15,674	(645)	4.12	31,660	(1,164)	3.68	26,336	(991)	3.76
Secured borrowings	951	(61)	6.41	1,326	(75)	5.66	1,387	(94)	6.78
Junior subordinated debentures	13,403	(497)	3.71	13,403	(538)	4.01	13,403	(770)	5.74
Total borrowings	**37,530**	**(1,407)**	**3.75**	**49,496**	**(1,803)**	**3.64**	**54,524**	**(2,204)**	**4.04**
Total interest-bearing liabilities/ Interest expense	**$496,271**	**$(7,981)**	**1.61%**	**$526,429**	**$(11,067)**	**2.10%**	**$445,382**	**$(11,998)**	**2.69%**
Demand deposits	84,556			77,282			82,620		
Other liabilities	4,361			3,900			4,750		
Shareholders' equity	59,043			54,512			51,974		
Total liabilities and shareholders' equity	**$644,231**			**$662,123**			**$584,726**		
Net interest income (1)		**$23,703**			**$22,555**			**$22,291**	
Net interest income as a percentage of average earning assets									
Interest income			5.48%			5.60%			6.50%
Interest expense			1.38%			1.84%			2.27%
Net interest income			**4.10%**			**3.76%**			**4.23%**
Net interest margin (2)			**3.96%**			**3.62%**			**4.12%**
Tax equivalent adjustment (1)		$824			$802			$576	

(1) Interest earned on tax-exempt loans and securities has been computed on a 34% tax equivalent basis.
(2) Net interest income divided by average interest earning assets.

For purposes of computing the average rate, the Company used historical cost balances which do not give effect to changes in fair value that are reflected as a component of shareholders' equity. Nonaccrual loans and loans held for sale are included in "loans." Interest income on loans includes loan fees of $575,000, $888,000, and $1,132,000 in 2010, 2009, and 2008, respectively.

Net interest income on a tax equivalent basis totaled $23,703,000 for the year ended December 31, 2010, an increase of $1,148,000, or 5.1%, compared to 2009. Net interest income on a tax equivalent basis increased 1.2% to $22,555,000 in 2009 compared to 2008. The Company's tax equivalent interest income decreased 5.8% to $31,684,000 in 2010, from $33,622,000 in 2009 and $34,289,000 in 2008. The decrease in interest income in 2010 and 2009 was primarily due to the decline in yield earned on our loan and investment portfolios; however, this decline was more than offset by decreases in interest expense during the year.

Average interest earning balances with banks at December 31, 2010, were $37.9 million with an average yield of 0.31% compared to $36.6 million with an average yield of 0.30% for the same period in 2009. The increase in average interest earning balances with banks is mostly due to the increase in cash balances resulting from sales of investment securities in 2010 and from deposit growth in 2009. Net interest margin was negatively affected by increased levels of interest bearing cash invested at relatively low yields.

The Company's average loan portfolio decreased $14,924,000, or 3.0%, from year end 2009 to year end 2010, and increased $29,458,000, or 6.2%, from 2008 to 2009. The decrease in 2010 is due to decreases in construction and land development loans and commercial loans, which were partially offset by an increase in commercial real estate loan balances outstanding. The increase in average loans in 2009 was the result of new loan volume generated in commercial real estate loans and home equity lines of credit. Average loan growth in 2010 was slower than historical trends primarily as a result of lower demand for financing in the Bank's market areas due to a sluggish economy. Overall, loan demand remains soft in the current economic recession.

The Company's average investment portfolio decreased $9,246,000, or 15.4%, from 2009 to 2010, and increased $9,588,000, or 19.0%, from 2008 to 2009. Interest and dividend income on investment securities for the year ended December 31, 2010 decreased $715,000, or 20.7%, compared to the same period in 2009. The average yield on investment securities decreased to 5.37% at December 31, 2010, from 5.74% at December 31, 2009 and 5.62% at year-end 2008. The decrease in 2010 is due primarily to the reduction in rates earned on adjustable rate mortgage-backed securities and the maturity and sale of higher yielding securities that cannot be replaced in the current low rate environment.

The Company's average interest-bearing deposits decreased $18,192,000, or 3.8%, from 2009 to 2010, and increased $86,075,000, or 22.0%, in 2009 from 2008. The Company attributes the decrease in 2010 to the planned runoff of brokered certificates of deposits which was partially offset by growth in all other deposit categories. The growth in 2009 was due to increases in brokered certificates of deposits to replace maturing public funds as well as retail deposit growth in the markets we serve. Even though the Company offers a wide variety of retail deposit products to both consumer and commercial customers, future deposit growth will be challenging as the Company anticipates increased deposit regulations stemming from the Dodd-Frank Act.

Average borrowings decreased during 2010 by $11,966,000, or 24.2%, and decreased by $5,028,000, or 9.2%, during 2009. Short-term borrowings in 2010 represent FHLB term borrowings which have been reclassified as short-term borrowings due to scheduled maturity dates within one year. The decrease in average borrowing balances outstanding in 2009 was primarily due to the payoff of short-term borrowings which was funded by growth in lower cost demand, money market and savings accounts.

Interest expense for the year ended December 31, 2010 decreased $3,086,000, or 27.9%, compared to the same period in 2009. The 2010 average rate paid on deposits declined to 1.43% from 2009 primarily due to a decrease in rates paid on time certificates of deposits. The decrease in interest expense for borrowings is attributable to maturities of long-term advances and continued rate reductions on $8.2 million in variable rate junior subordinated debentures which is tied to the three month London Interbank Officer Rate, which has decreased considerably since 2008. The Company's overall cost of interest-bearing liabilities decreased to 1.61% in 2010 from 2.10% and 2.69% in 2009 and 2008, respectively.

The net interest margin increased to 3.96% for the year ended December 31, 2010, up from 3.62% in the prior year. This was mainly due to an improvement in the average cost of funds to 1.61% at December 31, 2010 from 2.10% one year ago, that was only partially offset by a decline in the Company's average yield earned on assets from 5.60% for year ended December 31, 2009 to 5.48% for the current period. In addition, decreasing levels of nonperforming loans placed on nonaccrual status have also positively affected our net interest margin in 2010. In 2009, the net interest margin decreased 50 basis points to 3.62% in 2009 from 4.12% in 2008 as a result of declining loan yields caused by materially lower market interest rates which we were unable to fully offset by reducing rates paid on deposits and borrowings. The reversal of interest income on loans placed on non-accrual status also contributed to the margin compression and reduced net interest income in 2009.

The following table presents changes in net interest income attributable to changes in volume or rate. Changes not solely due to volume or rate are allocated to volume and rate based on the absolute values of each.

	2010 compared to 2009 Increase (decrease) due to			2009 compared to 2008 Increase (decrease) due to		
(dollars in thousands)	Volume	Rate	Net	Volume	Rate	Net
Interest earned on:						
Loans	$(889)	$(341)	$(1,230)	$2,170	$(3,490)	$(1,320)
Securities:						
Taxable	(422)	(211)	(633)	212	8	220
Tax-exempt	(38)	(44)	(82)	352	35	387
Total securities	(460)	(255)	(715)	564	43	607
Federal Home Loan Bank stock	- -	- -	- -	7	(26)	(19)
Fed funds sold and interest bearing deposits in other banks	4	3	7	120	(55)	65
Total interest earning assets	**(1,345)**	**(593)**	**(1,938)**	**2,861**	**(3,528)**	**(667)**
Interest paid on:						
Savings and interest bearing demand deposits	(224)	298	74	(76)	1,176	1,100
Time deposits	1,170	1,446	2,616	(2,516)	1,946	(570)
Total borrowings	447	(51)	396	194	207	401
Total interest bearing liabilities	**1,393**	**1,693**	**3,086**	**(2,398)**	**3,329**	**931**
Change in net interest income	**$48**	**$1,100**	**$1,148**	**$463**	**$(199)**	**$264**

Non-Interest Income. Non-interest income was $8,451,000 for 2010, an increase of $1,426,000, or 20.3%, from 2009 when it totaled $7,025,000. The 2009 amount increased $1,968,000, or 38.9%, compared to the 2008 total of $5,057,000. The increase in 2010 was primarily a result of increased gains on sale of OREO, increased service charges on deposits and increased earnings related to bank owned life insurance (BOLI). The increase in 2009 was attributable to increased gains on sale of loans held for sale, increased service charges on deposits accounts and net gains on sales of investment securities.

The following table represents the principal categories of non-interest income for each of the years in the three-year period ended December 31, 2010.

(dollars in thousands)	2010	Increase (Decrease) Amount	%	2009	Increase (Decrease) Amount	%	2008
Service charges on deposit accounts	$1,783	$134	8.1	$1,649	$72	4.6	$1,577
Net gain (loss) on sale of other real estate owned	260	1,678	118.3	(1,418)	(1,808)	(463.6)	390
Net gains on sales of loans	4,168	(470)	(10.1)	4,638	3,212	225.3	1,426
Net gains (loss) on sales of securities	422	(62)	(12.8)	484	649	393.3	(165)
Earnings on bank owned life insurance	541	52	10.6	489	(118)	(19.4)	607
Other operating income	1,277	94	7.9	1,183	(39)	(3.2)	1,222
Total non-interest income	**$8,451**	**$1,426**	**20.3**	**$7,025**	**$1,968**	**38.9**	**$5,057**

Service charges on deposits increased 8.1% and 4.6% during 2010 and 2009, respectively. The Company continues to emphasize the importance of exceptional customer service and believes this emphasis, together with the implementation of an automated overdraft privilege program in April 2010, contributed to the increase in service charge revenue in 2010. However, with overdraft regulations requiring opt-in provisions effective August 2010 and pending FDIC legislation regarding overdraft rules, management does not expect future growth in overdraft revenue.

The Company continues to sell long-term fixed and adjustable rate residential real estate loans into the secondary market to generate non-interest income. The $470,000 decrease in income from gains on sales of loans in 2010 was primarily due to the expiration of government incentive programs during the current period and a decrease in the volume of loans sold. The $3,212,000 increase in income from gains on sales of loans in 2009 was primarily a result of an increase in the volume of residential mortgage loans sold in the secondary market for the year ended December 31, 2009. The sale of one-to-four family mortgage loans totaled $215.5 million for the year ended December 31, 2010, as compared to $276.7 million for the year ended December 31, 2009, and $99.7 million for the year ended December 31, 2008. The increase in 2009 was attributable to historically low interest rates for 30-year fixed rate loans and government incentive programs such as the $8,000 tax credit for first time home buyers, which increased mortgage and refinance activity and was not considered sustainable. Management expects gains on sale of loans to decrease in 2011 from their peak in 2009 due to recent increases in long-term mortgage rates, thereby reducing refinancing activity, which may be only partially offset by any real estate market stabilization.

Net gains on sale of OREO totaled $260,000 for the year ended December 31, 2010 compared to net losses on the sale of OREO of $1,418,000 for the year ended December 31, 2009. During 2010, the Company successfully liquidated seventeen properties with a carrying value of $6.9 million. During the fourth quarter of 2009, the Company completed a bulk sale of 36 improved residential OREO properties for a net loss on sale of $1,418,000. Management felt this was prudent in view of the one time net operating loss five year carry-back rule that was applicable in 2009 for tax purposes, the improved credit quality of the balance sheet that resulted, and the cost savings resulting from the elimination of burdensome operating and maintenance costs of the properties, including taxes, insurance, and home-owner dues. In 2008, net gain on sale of OREO included the sale of one commercial lot located in Whatcom County, Washington for a gain of $390,000.

Income from other sources totaled $2,240,000 in 2010, an increase of $84,000 from 2009, or 3.9%, due primarily to increases in visa debit card interchange revenue and earnings on BOLI, which were partially offset by a decrease in net gains on sale of investment securities. Income from other sources in 2009 increased $492,000, or 29.6%, to $2,156,000 as the result of increases in interchange revenue and miscellaneous fees on loans held for sale which was offset by a decrease in earnings on BOLI due to lower earnings credit rates caused by a market decline in interest rates.

Non-Interest Expense. Total non-interest expense in 2010 was $26,400,000, a decrease of $3,291,000, or 11.1%, compared to $29,691,000 in 2009. In 2009, non-interest expense increased $8,100,000, or 37.5%, compared to $21,591,000 in 2008. The decrease in 2010 was primarily attributable to decreases in FDIC insurance assessments, OREO write-downs, and salaries and employee benefits (including commissions). The increase in 2009 was due to increases in expenses for FDIC insurance assessments, OREO write-downs and salaries and employee benefits (including commissions).

The following table shows the principal categories of non-interest expense for each of the years in the three-year period ended December 31, 2010.

(dollars in thousands)	2010	Increase (Decrease) Amount	%	2009	Increase (Decrease) Amount	%	2008
Salaries and employee benefits	$13,530	$(28)	(0.2)	$13,558	$1,177	9.5	$12,381
Occupancy and equipment	2,766	(13)	(0.5)	2,779	(76)	(2.7)	2,855
State taxes	480	44	10.1	436	70	19.1	366
Data processing	1,247	1	0.1	1,246	482	63.1	764
Professional services	767	(99)	(11.4)	866	(55)	(6.0)	921
FDIC and state assessments	1,361	(441)	(24.5)	1,802	1,588	742.1	214
OREO write-downs	1,272	(2,417)	(65.5)	3,689	3,689	n/a	- -
OREO operating expenses	614	107	21.1	507	419	476.1	88
Marketing and advertising	409	14	3.5	395	(133)	(25.2)	528
Other expense	3,954	(459)	(10.4)	4,413	939	27.0	3,474
Total non-interest expense	**$26,400**	**$(3,291)**	**(11.1)**	**$29,691**	**$8,100**	**37.5**	**$21,591**

Salary and employee benefits, the largest component of non-interest expense, decreased by $28,000, or 0.2%, in 2010 to $13,530,000 and increased by $1,177,000, or 9.5%, in 2009 compared to 2008. The decrease in 2010 is attributable to a decline in commissions paid on mortgage loans sold due to a decrease in the volume of loans sold, which was partially offset by pay increases as a result of routine performance evaluations. The increase in 2009 was due primarily to increases in commissions paid on the sale of loans held for sale which was partially offset by a reduction in workforce. Commission expense for the years ended December 31, 2010, 2009 and 2008 totaled $1,432,000, $2,007,000 and $633,000, respectively. In January 2009 the Bank completed a reduction in force of 13 full-time equivalent positions. Full time equivalent employees at December 31, 2010 were 222 compared to 218 at December 31, 2009. Also included in salaries and benefits for 2009 and 2008 was stock compensation expense of $46,000 and $54,000, respectively. For more information regarding stock options, see Note 15 - "Stock Options" to the Company's audited consolidated financial statements included in Item 15 of this report.

Occupancy and equipment expenses decreased $13,000 and $76,000 to $2,766,000 and $2,779,000, respectively, in 2010 and 2009 compared with $2,855,000 for 2008, due primarily to the consolidation of two branches, one in October 2008 (Everson) and the other in April 2009 (Birch Bay).

Marketing and advertising expense increased slightly by 3.5% to $409,000 in 2010 compared with $395,000 for 2009 due to campaigns associated with the implementation of an automated overdraft privilege program and increased brand awareness in our market areas. The decrease of $133,000 in 2009 was also part of overall budget tightening and an ongoing effort to reduce controllable expenses.

Data processing expense was flat at $1,247,000 in 2010 compared with $1,246,000 for 2009. Late 2010, the Company rolled out mobile banking and e-delivery services which are expected to influence deposit growth and cost savings in 2011. Data processing expense in 2009 increased $482,000, or 63.1%, compared to 2008 due to charges associated with contract termination and de-conversion charges incurred during an upgrade of our online banking system. In order to improve technology capabilities, processing time and efficiency, management is converting its core operating system in April 2011. The Company will continue to invest in new technology when necessary in order to support future growth.

FDIC assessment expense totaled $1,361,000 in 2010 compared with $1,802,000 in 2009 and $214,000 in 2008. The increase in 2009 is attributable to a special assessment imposed by the FDIC on all insured depository institutions, which for us totaled $306,000, as well as increases in assessment rates effective April 1, 2009.

OREO write-downs decreased $2,417,000, or 65.5%, during 2010 which was partly due to the bulk sale of 36 OREO properties completed in 2009 but also to less severe declines in real estate market values in 2010 compared to the previous two years. The increase in OREO write-downs in 2009 was the result of an increase in the number of OREO properties held and an increase in foreclosure activity during 2009. OREO write-downs in 2009 were also adversely affected by a sharp decline in real estate values in the market areas we serve.

Other operating expense decreased 10.4% to $3,954,000 in 2010 compared with $4,413,000 for 2009, primarily due to small decreases in a broad range of categories with the most notable in credit reports and loan origination expense, each of which declined $31,000 and $67,000, respectively. Other operating expenses increased 27.0% to $4,413,000 in 2009 compared to 2008 due to increased loan collection expense, loan origination expense, and directors and officers insurance.

Income Tax Benefit. For the years ended December 31, 2010, 2009, and 2008, the benefit for income taxes was $304,000, $4,519,000 and $561,000, respectively, representing effective tax benefit rate of 22.9%, 41.6% and 143.8%, respectively. The effective tax rate differs from the statutory rate of 34.6% and has exhibited a declining trend over the past three years. During 2010 and 2009, the Company's tax exempt income represented an increasing share of income as investments in municipal securities and loans, income earned on BOLI, and tax credits received on investments in low income housing partnerships remained at historical levels, while other earnings declined sharply.

Deferred income tax assets or liabilities reflect the estimated future tax effects attributable to differences as to when certain items of income or expense are reported in the financial statements versus when they are reported in the tax returns. At December 31, 2010 and 2009, the Company had a net deferred tax asset of $3,925,000 and $3,311,000, respectively.

See "Critical Accounting Policies" in this section below.

FINANCIAL CONDITION

At December 31, 2010 and 2009

Cash and Cash Equivalents

Total cash and cash equivalents, including federal funds sold, increased to $61,758,000 at December 31, 2010, from $52,904,000 at December 31, 2009, due to proceeds received from sales of investment securities and reductions in loan balances. It is anticipated that cash and cash equivalents will decrease in 2011 as the Company continues to seek attractive investment opportunities in an effort to reduce its level of overnight funds and enhance the yield on the Company's earning assets.

Investment Portfolio

The investment portfolio provides the Company with an income alternative to loans. The majority of securities are classified as available-for-sale and carried at fair value with a small amount classified as held-to-maturity and carried at amortized cost. The Company regularly reviews its portfolio in conjunction with overall balance sheet management strategies. From time to time securities may be sold to reposition the portfolio in response to strategies developed by the Company's asset liability committee or to realize gains within the portfolio. The Company's investment securities portfolio decreased $12,779,000, or 20.9%, during 2010 to $48,347,000. This decline in the available-for-sale portion of its portfolio is mostly attributable to investment security sales of $17,179,000 to recognize gains in the portfolio of $422,000. The Company's investment securities portfolio increased $5,247,000, or 9.4%, during 2009 to $61,126,000 from $55,879,000 at year end 2008 due to an investment in a money market mutual fund of $5,000,000 as an alternative to federal funds sold.

The Company regularly reviews its investment portfolio to determine whether any of its securities are other than temporarily impaired. In addition to accounting and regulatory guidance, in determining whether a security is other than temporarily impaired, the Company considers whether it intends to sell the security and if it does not intend to sell the security, whether it is more likely than not it will be required to sell the security before recovery of its amortized cost basis. The Company also considers cash flow analysis for mortgage-backed securities under various prepayment, default, and loss severity scenarios in determining whether a mortgage-backed security is other than temporarily impaired. At December 31, 2010, the Company owned seven securities in a continuous unrealized loss position for twelve months or longer, with an amortized cost of $7,614,000 and fair value of $6,503,000. These securities that have been in a continuous unrealized loss position for twelve months or longer at December 31, 2010, had investment grade ratings upon purchase. Following its evaluation of factors deemed relevant, management determined, in part because the Company does not have the intent to sell these securities and it is not more likely than not that it will have to sell the securities before recovery of cost basis, which may be at maturity, the Company does not have any other than temporarily impaired securities at December 31, 2010. For more information regarding our investment securities and analysis of the value of securities in our investment portfolio, see Note 3 - "Securities" and Note 17 – "Fair Value of Financial Instruments" to the Company's audited consolidated financial statements included in Item 15 of this report.

The carrying values of investment securities at December 31 in each of the last three years are as follows:

Held To Maturity

(dollars in thousands)	2010	2009	2008
Obligations of states and political subdivisions	$6,084	$6,958	$5,750
Mortgage-backed securities	370	491	636
Total	**$6,454**	**$7,449**	**$6,386**

Available For Sale

(dollars in thousands)	2010	2009	2008
U.S. Government agency securities	$1,109	$973	$1,759
Obligations of states and political subdivisions	21,152	22,080	19,584
Mortgage-backed securities	16,614	25,624	27,205
Corporate bonds	3,018	- -	945
Mutual funds	- -	5,000	- -
Total	**$41,893**	**$53,677**	**$49,493**

The following table presents the maturities of investment securities at December 31, 2010. Taxable equivalent values are used in calculating yields assuming a tax rate of 34%.

Held To Maturity (dollars in thousands)	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
Obligations of states and political subdivisions	- -	$705	$479	$4,900	$6,084
Weighted average yield	- -	5.61%	5.94%	4.63%	
Mortgage-backed securities	- -	- -	- -	370	370
Weighted average yield	- -	- -	- -	5.39%	
Total	**- -**	**$705**	**$479**	**$5,270**	**$6,454**

Available For Sale

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
U.S. Agency securities	$ - -	$ - -	$ 995	$ 114	$ 1,109
Weighted average yield	- -	- -	2.00%	7.88%	
Obligations of states and political subdivisions	2,920	6,311	2,309	9,612	21,152
Weighted average yield	5.10%	4.37%	5.06%	5.99%	
Mortgage-backed securities	- -	34	3,209	13,371	16,614
Weighted average yield	- -	3.34%	2.87%	4.31%	
Corporate bonds	- -	3,018	- -	- -	3,018
Weighted average yield	- -	2.44%	- -	- -	
Total	**$2,920**	**$9,363**	**$6,513**	**$23,097**	**$41,893**

Loan Portfolio

General. Total loans were $475,825,000 at December, 2010, a decrease of $18,810,000 or 3.8%, compared to December 31, 2009. The reduction in total loans was driven primarily by decreases in construction, land development and other land loans of $18,556,000 through a combination of loan payoffs and pay-downs as well as loan charge-offs and transfers to OREO, coupled with the sale of $5,062,000 in government guaranteed loans classified as commercial loans for a gain of $210,000. The reduction in the construction and land development category is a reflection of management's continued strategy to shrink this portion of the loan portfolio. These decreases were partially offset by increases in commercial real estate. Competition for commercial loans in the markets we serve is fierce and loan demand has been soft. Although loan balances declined during 2010, the compound annual growth rate of our loan portfolio over the last five years is 3.2%.

The following table sets forth the composition of the Company's loan portfolio (including loans held for sale) at December 31 in each of the past five years.

(dollars in thousands)	2010	2009	2008	2007	2006
Commercial and agricultural	$84,575	$93,125	$91,888	$128,145	$132,843
Construction, land development and other land loans	46,256	64,812	100,725	93,249	87,063
Residential real estate 1-4 family	89,212	91,821	82,468	60,616	64,545
Multi-family	9,113	8,605	7,860	6,353	6,927
Farmland	22,354	22,824	18,092	20,125	20,126
Commercial real estate	216,015	205,184	188,444	137,620	117,608
Installment	7,029	7,216	7,293	7,283	8,668
Credit cards and overdrafts	2,099	1,929	1,959	3,363	1,990
Less unearned income	(828)	(881)	(925)	(681)	(601)
Total	**$475,825**	**$494,635**	**$497,804**	**$456,073**	**$439,169**

The Company's strategy is to originate loans primarily in its local markets. Depending on the purpose of a loan, loans may be secured by a variety of collateral, including real estate, business assets, and personal assets. Loans, including loans held for sale, represent 74% of total assets as of both December 31, 2010 and 2009, respectively. The majority of the Company's loan portfolio is comprised of commercial and agricultural loans (commercial loans) and real estate loans. The commercial and agricultural loans are a diverse group of loans to small, medium, and large businesses for purposes ranging from working capital needs to term financing of equipment.

The majority of recent growth in our overall loan portfolio has arisen out of the commercial real estate loan category, which constitutes 45% of our loan portfolio. Our commercial real estate portfolio generally consists of a wide cross-section of retail, small office, warehouse, and industrial type properties. Loan to value ratios for the Company's commercial real estate loans generally did not exceed 75% at origination and debt service ratios were generally 125% or better. While we have significant balances within this lending category, we believe that our lending policies and underwriting standards are sufficient to reduce risk even in a downturn in the commercial real estate market. Additionally, this is a sector in which we have significant and long-term management experience. It is our strategic plan to seek growth in commercial and small business loans where available and owner occupied commercial real estate loans. We believe this will be a key contributor to growing low cost deposits.

We remain aggressive in managing our construction loan portfolio and continue to be successful at reducing our overall exposure in the residential construction and land development segments. While these segments have historically played a significant role in our loan portfolio, balances are declining. Construction, land development and other land loans represent 9.7% and 13.1%, respectively, of our loan portfolio at December 31, 2010 and 2009, respectively. We believe this segment will remain challenged into 2011, although to a lesser extent than the previous two years.

The Bank is not engaging in new land acquisition and development financing. Limited residential speculative construction financing is being provided for a select and small group of borrowers, which is designed to facilitate exit from the related loans. It was the Company's strategic objective to reduce concentrations in land and residential construction and total commercial real estate below the regulatory guidelines of 100% and 300% of risk based capital, respectively, which was completed in the first quarter of 2010. As of December 31, 2010, concentration in commercial real estate as a percentage of risk-based capital stood at 232.5% and concentration in land and residential construction as a percentage of risk based capital was 61.4%.

Loan Maturities and Sensitivity in Interest Rates. The following table presents information related to maturity distribution and interest rate sensitivity of loans outstanding, based on scheduled repayments at December 31, 2010.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Commercial	$38,134	$26,968	$19,473	$84,575
Construction, land development and other land loans	37,582	7,304	1,370	46,256
Residential real estate 1-4 family	10,581	15,712	62,919	89,212
Multi-family	2,369	2,786	3,958	9,113
Farmland	8,730	5,249	8,375	22,354
Commercial real estate	59,194	98,667	58,154	216,015
Installment	1,477	3,554	1,998	7,029
Credit cards and overdrafts	2,099	- -	- -	2,099
Total	**$160,166**	**$160,240**	**$156,247**	**$476,653**
Less unearned income				(828)
Total loans				**$475,825**
Total loans maturing after one year with				
Predetermined interest rates (fixed)		$ 65,985	$155,998	$221,983
Floating or adjustable rates (variable)		94,255	249	94,504
Total		**$160,240**	**$156,247**	**$316,487**

At December 31, 2009, 33.7% of the total loan portfolio presented above was due in one year or less.

Nonperforming Assets. Nonperforming assets are defined as loans on non-accrual status, loans past due ninety days or more and still accruing interest, loans which have been restructured to provide reduction or deferral of interest or principal for reasons related to the debtor's financial difficulties, and OREO. The Company's policy for placing loans on non-accrual status is based upon management's evaluation of the ability of the borrower to meet both principal and interest payments as they become due. Generally, loans with interest or principal payments which are ninety or more days past due are placed on non-accrual (unless they are well-secured and in the process of collection) and previously accrued interest is reversed against income.

Non-performing assets totaled $16,579,000 at December 31, 2010. This represents 2.57% of total assets, compared to $22,859,000, or 3.42%, at December 31, 2009, and $23,760,000, or 3.80%, at December 31, 2008. Construction, land development, and other land loans and associated OREO balances, continue to be the primary component of non-performing assets, representing $9,572,000, or 57.7%, of non-performing assets; however, it was also the area where we saw the largest reduction in nonperforming assets. Loans past due ninety days or more and still accruing interest of $0, $547,000, and $2,274,000 at December 31, 2010, 2009 and 2008 respectively, were made up entirely of loans that were fully guaranteed by the United States Department of Agriculture or Small Business Administration.

The following table presents information related to the Company's non-accrual loans and other non-performing assets at December 31 in each of the last five years.

(dollars in thousands)	2010	2009	2008	2007	2006
Accruing loans past due 90 days or more	$ - -	$547	$2,274	$2,932	$376
Restructured loans on accrual status	- -	- -	- -	- -	- -
Non-accrual loans:					
Construction, land development and other land loans	5,529	9,886	11,787	2,326	991
Residential real estate 1-4 family	2,246	1,323	615	1,044	120
Multi-family real estate	- -	353	- -	- -	- -
Commercial real estate	803	2,949	1,477	- -	905
Farmland	170	87	- -	- -	- -
Commercial and industrial	1,251	1,049	797	109	5,319
Installment	- -	- -	- -	- -	- -
Total non-accrual loans (2)	**9,999**	**15,647**	**14,676**	**3,479**	**7,335**
Total non-performing loans	**9,999**	**16,194**	**16,950**	**6,411**	**7,711**
OREO:					
Construction, land development and other land loans	4,043	4,850	5,443	- -	- -
Residential real estate 1-4 family	540	220	1,367	- -	- -
Commercial real estate	1,997	1,595	- -	- -	- -
Total OREO	**6,580**	**6,665**	**6,810**	- -	- -
Total non-performing assets	**$16,579**	**$22,859**	**$23,760**	**$6,411**	**$7,711**
Allowance for credit losses (Allowance)	$10,617	$11,092	$7,623	$5,007	$4,033
Allowance to non-performing loans	106.18%	68.49%	44.97%	78.10%	52.30%
Allowance to non-performing assets	64.04%	48.52%	32.08%	78.10%	52.30%
Non-performing loans to total loans (1)	2.15%	3.36%	3.49%	1.46%	1.82%
Non-performing assets to total assets	2.57%	3.42%	3.80%	1.13%	1.37%

(1) excludes loans held for sale

(2) Includes $932,000 in non-accrual troubled debt restructured loans ("TDRs") as of December 31, 2010, which are also considered impaired loans. There were no TDRS as of December 31, 2006 through 2009.

Non-performing loans decreased $6,195,000, or 38.3%, from the balance at December 31, 2009 due primarily to transfers to OREO upon foreclosure. The decrease in non-performing loans was mostly in the construction and land development and commercial real estate categories, which was partially offset by an increase in 1-4 family residential real estate loans. The transfer of loans to OREO was entirely offset by sales of OREO during 2010, resulting in an overall decrease in non-performing assets. While non-performing assets are improving, the level of non-performing assets is still considered elevated by historical standards and reflects the continued weakness in the real estate market. The Company continues to aggressively monitor and identify non-performing assets and take action based upon available information. Non-performing loans totaled $16,194,000 at December 31, 2009, a slight decrease of $756,000 as compared to $16,950,000 at December 31, 2008. The balance of non-performing loans at year end 2010 is equal to 2.15% of total loans, excluding loans held for sale, compared to 3.36% at December 31, 2009. The decrease in non-performing loans in 2009 was primarily related to decreases in non-performing construction and land development loans which were partially offset by increases in non-performing residential real estate 1-4 family loans and commercial real estate loans. The totals are net of charge-offs based on the difference between carrying value on our books and management's estimate of fair market value after taking into account the result of appraisals and other factors.

The Company had troubled debt restructures totaling $932,000 at December 31, 2010 which were on non-accrual status. There were no TDRs as of December 31, 2006 though 2009. A TDR is a loan for which the terms have been modified in order to grant a concession to a borrower that is experiencing financial difficulty. Troubled debt restructurings are considered impaired loans and reported as such. For more information regarding TDRs, see Note 4 - "Loans" to the Company's audited financial statements included in Item 15 of this report.

Interest income on non-accrual loans that would have been recorded had those loans performed in accordance with their initial terms was $2,568,000, $1,659,000, and $1,090,000 for 2010, 2009, and 2008, respectively. Interest income recognized on impaired loans was $593,000, $444,000, and $34,000 for 2010, 2009, and 2008, respectively.

Currently, it is our practice to obtain new appraisals on non-performing collateral dependent loans and/or OREO every six to nine months. Based upon the appraisal review for non-performing loans, the Company will record the loan at the lower of cost or market (less costs to sell) by recording a charge-off to the allowance for credit losses or by designating a specific reserve per accounting principles generally accepted in the United States. Generally, the Company will record the charge-off rather than designate a specific reserve. As a result, the carrying amount of non-performing loans may not exceed the value of the underlying collateral. This process enables the Company to adequately reserve for non-performing loans within the allowance for credit losses. During 2010 and 2009, as a result of these appraisals and other factors, the Company recorded OREO write-downs of $1,272,000 and $3,689,000, respectively. The Company will continue to reevaluate non-performing assets over the coming months as market conditions change.

OREO at December 31, 2010 totaled $6,580,000 and includes: nine land or land development projects totaling $2,593,000, two residential construction properties totaling $1,450,000, four commercial real estate buildings totaling $1,997,000; and single family residences totaling $540,000. The balances are recorded at the estimated net realizable value less selling costs.

Loan Concentrations. The Company has credit risk exposure related to real estate loans. The Company makes loans for acquisition, construction and other purposes that are secured by real estate. At December 31, 2010, loans secured by real estate totaled $382,950,000, which represents 80.5% of the total loan portfolio. Real estate construction loans comprised $46,256,000 of that amount, while real estate loans secured by residential properties totaled $89,212,000. As a result of these concentrations of loans, the loan portfolio is susceptible to deteriorating economic and market conditions in the Company's market areas. The Company generally requires collateral on all real estate exposures and typically originates loans at loan-to-value ratios at loan origination of no greater than 80%. See "Risk Factors" appearing in the Form 10K.

Allowance and Provision for Credit Losses. The allowance for credit losses reflects management's current estimate of the amount required to absorb probable losses on existing loans and commitments to extend credit. Loans deemed uncollectible are charged against and reduce the allowance. Periodically, a provision for credit losses is charged to current expense. This provision acts to replenish the allowance for credit losses and to maintain the allowance at a level that management deems adequate. There is no precise method of predicting specific loan losses or amounts that ultimately may be charged off on segments of the loan portfolio. The determination that a loan may become uncollectible, in whole or in part, is a matter of judgment. Similarly, the adequacy of the allowance for credit losses can be determined only on a judgmental basis, after full review of available evidence, including (a) consideration of economic conditions and the effect on particular industries and specific borrowers; (b) a review of borrowers' financial data, together with industry data, the competitive situation, the borrowers' management capabilities and other factors; (c) a continuing evaluation of the loan portfolio, including monitoring by lending officers and staff credit personnel of all loans which are identified as being of less than acceptable quality; (d) an in-depth review, at a minimum of quarterly or more frequently as considered necessary, of all loans judged to present a possibility of loss (if, as a result of such monthly review, the loan is judged to be not fully collectible, the carrying value of the loan is reduced to that portion considered collectible); and (e) an evaluation of the underlying collateral for secured lending, including the use of independent appraisals of real estate properties securing loans. A formal analysis of the adequacy of the allowance is conducted quarterly and is reviewed by the Board of Directors. See "Risk Factors" appearing in the Form 10-K for a discussion of certain risks faced by the Company.

Periodic provisions for loan losses are made to maintain the allowance for credit losses at an appropriate level. The provisions are based on an analysis of various factors including historical loss experience by volumes and types of loans, volumes and trends in delinquencies and non-accrual loans, trends in portfolio volume, results of internal and independent external credit reviews, and anticipated economic conditions.

Transactions in the allowance for credit losses for the years ended December 31 are as follows:

(dollars in thousands)	2010	2009	2008	2007	2006
Balance at beginning of year	$11,092	$7,623	$5,007	$4,033	$5,296
Charge-offs:					
Construction and land development	1,891	4,687	2,039	- -	- -
Residential real estate 1-4 family	1,518	940	14	- -	- -
Commercial real estate	164	505	- -	40	- -
Commercial	469	238	18	- -	1,925
Credit card	38	80	66	18	16
Installment	81	74	89	93	4
Total charge-offs	**4,161**	**6,524**	**2,226**	**151**	**1,945**
Recoveries:					
Construction and land development	2	- -	- -	- -	- -
Residential real estate 1-4 family	48	2	3	- -	- -
Commercial real estate	17	17	37	21	51
Commercial	13	17	- -	619	- -
Credit card	3	4	2	2	5
Installment	3	9	9	1	1
Total recoveries	**86**	**49**	**51**	**643**	**57**
Net charge-offs (recoveries)	4,075	6,475	2,175	(492)	1,888
Provision for credit losses	3,600	9,944	4,791	482	625
Balance at end of year	**$10,617**	**$11,092**	**$7,623**	**$5,007**	**$4,033**
Ratio of net charge-offs (recoveries) to average loans outstanding	0.84%	1.29%	.46%	(.11%)	.45%

During the year ended December 31, 2010, provision for credit losses totaled $3,600,000 compared to $9,944,000 and $4,791,000 for the same periods in 2009 and 2008, respectively. The decrease in provision for credit losses in the current year is the result of decreases in non-performing loans outstanding from $16,194,000 at December 31, 2009 compared to $9,999,000 at December 31, 2010 and a decrease in charged off loans. The provision reflects management's continuing evaluation of the loan portfolio's credit quality, which is affected by a broad range of economic metrics. During 2009, provision for credit losses increased as the result of increases in net charge-offs as demonstrated in the table above, which therefore increased the Company's historical loss experience and loan loss rates. The increase in provision for credit losses in 2009 was also impacted by an increase in classified loans, primarily within our land acquisition and development and residential construction loan portfolios. The increase in provision for credit losses in 2008 was also due to changes in loan loss rates and the increase in classified loans although to a lesser degree.

During the year ended December 31, 2010, the Company increased loss rates on residential real estate, home equity lines of credit and overdrafts, which were offset by decreases in loss rates on spec construction, credit cards and land development based on decreased charge-offs in these categories. During the year ended December 31, 2009, the Company increased loss rates on land acquisition and development and speculative residential construction based upon increased charge-offs in these categories.

For the year ended December 31, 2010, net charge-offs were $4,075,000 compared to $6,475,000 for the same period in 2009. While net-charge-offs decreased during 2010, they continue to be centered in the residential real estate and construction and land development portfolios, which accounted for $3,359,000 of total net charge-offs for the year. The decrease in net charge-offs in the construction and land development portfolio was partially offset by increased net charge-offs in the residential real estate 1-4 family category which totaled $1,470,000 and reflects a weak real estate market. Of that amount, $448,000 related to home equity lines of credit.

The allowance for credit losses was $10,617,000 at year-end 2010, compared with $11,092,000 at year-end 2009, a decrease of $475,000, or 4.3%. The decrease in 2010 is due to net charge-offs of $4,075,000 which exceeded provision for credit losses of $3,600,000. The allowance for credit losses increased to $11,092,000 at year-end 2009 compared to $7,623,000 at year-end 2008. The increase in 2009 was attributable to additional provision for credit losses arising out of increases in loan loss rates, adversely classified loans and an increase in the unallocated portion of the allowance due to the volatility in the real estate market, and was reflective of the depressed and deteriorating economic conditions in our markets. The increase in 2008 was also attributable to additional credit loss provision and deteriorating economic conditions in our markets.

The ratio of the allowance for credit losses to total loans outstanding (excluding loans held for sale) was 2.28%, 2.30% and 1.57%, at December 31, 2010, 2009 and 2008, respectively. The Company's loan portfolio contains a significant portion of government guaranteed loans which are fully guaranteed by the United States Government. Government guaranteed loans were $51,310,000 and $50,548,000 at December 31, 2010 and 2009, respectively. The ratio of allowance for credit losses to total loans outstanding excluding the government guaranteed loans was 2.50% and 2.50%, respectively.

Estimated loss factors used in the allowance for credit loss analysis are established based on historic charge-off data by loan category adjusted for current economic conditions and other available factors. During the years ended December 31, 2010 and 2009, the loss factors used in the allowance for credit losses were updated based on trends in historical charge-offs, portfolio migration analysis, and other qualitative factors. Although the adequacy of the allowance is reviewed quarterly, management performs an ongoing assessment of the risks inherent in the portfolio. As of December 31, 2010, management believes the allowance for credit losses of $10,617,000 is adequate to provide for probable losses in our loan portfolio based on an evaluation of known and inherent risks in the loan portfolio at that date and the application of applicable accounting standards.

See "Critical Accounting Policies" in this section below, as well as "Risk Factors" appearing in the Form 10K.

The Financial Accounting Standards Board (FASB) has issued accounting guidance relating to 1) accounting by creditors for impairment of a loan and 2) accounting by creditors for impairment of a loan for income recognition disclosures. The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Company excludes loans that are currently measured at fair value or at the lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment.

The following table summarizes the Bank's impaired loans at December 31:

(dollars in thousands)	2010	2009	2008	2007	2006
Total impaired loans	$14,673	$25,738	$22,117	$6,431	$7,379
Total impaired loans with valuation allowance	508	2,962	462	3,052	51
Valuation allowance related to impaired loans	142	638	118	72	17

No valuation allowance was considered necessary for the remaining impaired loans. The balance of the allowance for credit losses in excess of these specific reserves is available to absorb losses from all non-impaired loans.

It is the Company's policy to charge-off any loan or portion of a loan that is deemed uncollectible in the ordinary course of business. The entire allowance for credit losses is available to absorb such charge-offs.

The Company allocates its allowance for credit losses among major loan categories primarily on the basis of historical data. Based on certain characteristics of the portfolio and management's analysis, losses can be estimated for major loan categories. The following table presents the allocation of the allowance for credit losses among the major loan categories based primarily on historical net charge-off experience and other business considerations at December 31 in each of the last five years.

(dollars in thousands)	2010 Reserve	% of Total Loans*	2009 Reserve	% of Total Loans*	2008 Reserve	% of Total Loans*	2007 Reserve	% of Total Loans*	2006 Reserve	% of Total Loans*
Commercial loans	$816	18%	$1,308	19%	$1,392	18%	$1,780	28%	$1,705	30%
Real estate loans	7,139	20%	8,341	79%	5,975	80%	3,016	70%	2,167	67%
Consumer loans	690	2%	260	2%	256	2%	211	2%	161	3%
Unallocated	1,972	--	1,183	--	--	--	--	--	--	--
Total allowance	**$10,617**	**100%**	**$11,092**	**100%**	**$7,623**	**100%**	**$5,007**	**100%**	**$4,033**	**100%**
Ratio of allowance for credit losses to loans outstanding at end of year		2.28%		2.30%		1.57%		1.14%		.95%

* Represents the total of all outstanding loans in each category as a percent of total loans outstanding.

The table indicates a decrease of $475,000 in the allowance due to decreases in the portion of the allowance related to commercial and real estate loans which was partially offset by increases in the consumer and unallocated portion. The changes are attributable to changes in the loan loss rates. The increase in the unallocated portion is due to management's review of qualitative factors including the continued uncertainty in the economy and financial industry, pervasive high unemployment rates in our geographic markets, and continued deterioration in real estate values, albeit at a slower pace than in the last two years. The increase in 2009 is due to an increase of $2,366,000 in the allowance related to real estate loans from December 31, 2008 to December 31, 2009 and the addition of an unallocated reserve of $1,183,000 which were the result of increases and changes in percentage allocations caused by deterioration in the housing market in our market areas, as well as an increase in the loan loss rates relative to real estate loans.

Deposits

The Company's primary source of funds has historically been customer deposits. A variety of deposit products are offered to attract customer deposits. These products include non-interest bearing demand accounts, NOW accounts, savings accounts, and time deposits. Interest-bearing accounts earn interest at rates established by management, based on competitive market factors and the need to increase or decrease certain types of maturities of deposits. The Company has succeeded in growing its deposit base over the last three years despite increasing competition for deposits in our markets. The Company believes that it has benefited from its local identity and superior customer service. Attracting deposits remains integral to the Company's business as it is the primary source of funds for loans and a major decline in deposits or failure to attract deposits in the future could have an adverse effect on operations and financial condition. The Company relies primarily on its branch staff and current customer relationships to attract and retain deposits. The Company's strategic plan contemplates and focuses on continued growth in non-interest bearing accounts which contribute to higher levels of non-interest income and net interest margin. We expect significant competition for deposits of this nature to continue for the foreseeable future and our ability to attract and retain non-interest bearing demand deposits may be influenced by the expiration of government programs providing expanded insurance coverage to such accounts in 2012.

Deposit detail by category as of December 31, 2010, 2009 and 2008, respectively, follows:

(dollars in thousands)	2010	2009	2008
Non-interest bearing demand	$95,115	$86,046	$80,066
Interest bearing demand	103,358	91,968	68,113
Money market deposits	93,996	86,260	93,216
Savings deposits	55,993	51,053	51,948
Time deposits	196,492	252,368	217,964
Total	**$544,954**	**$567,695**	**$511,307**

Total deposits decreased 4.0% to $545.0 million at December 31, 2010 compared to $567.7 million at December 31, 2009. However, all categories except time deposits experienced year over year increases. Non-interest bearing demand deposits increased $9,069,000, or 10.5% as business customers continued to build cash reserves. Interest bearing demand deposits increased $11,390,000, or 12.4%, due to the continued success of Dream Checking. The Dream Checking account pays a high rate of interest upon meeting certain electronic requirements such as debit card and automated clearing house transactions. The balances in Dream Checking accounts totaled $43.4 million and $30.5 million at December 31, 2010 and 2009, respectively. Money market and savings accounts increased $7,736,000 and $4,940,000, respectively, primarily due to growth in the Whatcom County market. Time deposits decreased $55,876,000, or 22.1%, due to a combination of decreases in retail deposits of $24,144,000 and decreases in brokered deposits of $31,732,000. The decrease in retail deposits is due to our commitment to maintain a disciplined pricing strategy, focusing on enhancing long-term customer relationships rather than rate sensitive customers.

Brokered deposits totaled $29,204,000, $60,936,000 and $35,305,000 at December 31, 2010, 2009 and 2008, respectively. The decrease in 2010 was due to management's strategy to roll off brokered deposits as they came due during the year, of which $31.7 million matured in 2010. This was achievable due to excess cash balances and growth in core deposits. The increase in brokered deposits in 2009 was primarily to replace maturing public deposits totaling $21,978,000 that became less attractive due to regulatory pledging requirements. Changes in the market or new regulatory restrictions could limit our ability to maintain or acquire brokered deposits in the future.

The ratio of non-interest bearing deposits to total deposits was 17.5%, 15.2% and 15.7% at December 31, 2010, 2009 and 2008, respectively. It is the Company's strategic objective to grow non-interest bearing deposit balances in 2011 through increased sales efforts and continued focus on customer service and a strong core deposit base. To further attract deposits, the Company has increased its emphasis on and expanded electronic services. During the fourth quarter of 2010, the Company began offering mobile banking and e-delivery services.

The following table sets forth the average balances for each major category of deposits and the weighted average interest rate paid for deposits for the periods indicated.

(dollars in thousands)	2010 Average Deposits	2010 Rate	2009 Average Deposits	2009 Rate	2008 Average Deposits	2008 Rate
Non-interest bearing demand Deposits	$84,556	0.00%	$77,282	0.00%	$82,620	0.00%
Interest bearing demand deposits	97,820	0.93%	77,030	0.98%	53,816	0.81%
Savings and money market deposits	140,303	0.58%	132,974	0.79%	150,723	1.64%
Time deposits	220,618	2.20%	266,929	2.80%	186,319	3.70%
Total	**$543,297**	**1.21%**	**$554,215**	**1.67%**	**$473,478**	**2.07%**

Maturities of time certificates of deposit as of December 31, 2010 are summarized as follows:

(dollars in thousands)	Under $100,000	Over $100,000	Total
3 months or less	$12,552	$23,561	$36,113
Over 3 through 6 months	15,916	16,655	32,571
Over 6 through 12 months	23,203	54,251	77,454
Over 12 months	18,518	31,836	50,354
Total	**$70,189**	**$126,303**	**$196,492**

Short-Term Borrowings

The following is information regarding the Company's short-term borrowings for the years ended December 31, 2010, 2009 and 2008.

(dollars in thousands)	2010	2009	2008
Amount outstanding at end of period	$10,500	$4,500	$23,500
Weighted average interest rate thereon	3.85%	3.77%	2.37%
Maximum month-end balance during the year	10,500	24,000	34,290
Average balance during the year	7,502	3,107	13,398
Average interest rate during the year	2.72%	0.84%	2.61%

CONTRACTUAL OBLIGATIONS

The Company is party to many contractual financial obligations at December 31, 2010, including without limitation, borrowings from the FHLB, junior subordinated debentures associated with pooled trust preferred securities and operating leases for branch locations. The following is information regarding the dates payments of such obligations are due.

	Payments due by Period				
Contractual obligations	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**	**Total**
Operating leases	$275	$449	$339	$- -	$1,063
Total deposits	494,600	37,592	12,762	- -	544,954
Federal Home Loan Bank borrowings	- -	10,500	- -	- -	10,500
Secured borrowings	135	790	- -	- -	925
Junior subordinated debentures	- -	- -	- -	13,403	13,403
Total long-term obligations	**$495,010**	**$49,331**	**$13,101**	**$13,403**	**$570,845**

COMMITMENTS AND CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, and involve, to varying degrees, elements of credit risk in excess of the amount recognized on the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2010	**2009**
Commitments to extend credit	$90,888	$71,435
Standby letters of credit	1,123	1,164

KEY FINANCIAL RATIOS

Year ended December 31,	**2010**	**2009**	**2008**	**2007**	**2006**
Return on average assets	.25%	(.96%)	.16%	1.08%	1.26%
Return on average equity	2.77%	(11.63%)	1.83%	11.46%	13.16%
Average equity to average assets ratio	9.16%	8.23%	8.89%	9.41%	9.60%
Dividend payout ratio	- -	- -	35%	82%	75%

LIQUIDITY AND CAPITAL RESOURCES

Liquidity. The primary concern of depositors, creditors and regulators is the Company's ability to have sufficient funds readily available to repay liabilities as they mature. In order to evaluate whether adequate funds are and will be available at all times, the Company monitors and projects the amount of funds required on a daily basis. The Bank's primary source of liquidity is deposits from its customer base, which has historically provided a stable source of "core" demand and consumer deposits. Other sources of liquidity are available, including borrowings from the Federal Reserve Bank, the FHLB and from correspondent banks. Liquidity requirements can also be met through disposition of short-term assets. In management's opinion, the Company maintains an adequate level of liquid assets for its known and reasonably foreseeable liquidity requirements, consisting of cash and amounts due from banks, interest bearing deposits and federal funds sold to support the daily cash flow requirements.

Management expects to continue to rely on customer deposits as the primary source of liquidity, but may also obtain liquidity from maturity of its investment securities, sale of securities currently available for sale, loan sales, brokered deposits, government sponsored programs, loan repayments, net income, and other borrowings. Although deposit balances have shown historical growth, deposit habits of customers may be influenced by changes in the financial services industry, interest rates available on other investments, general economic conditions, consumer confidence, changes to government insurance programs, and competition. Competition for deposits is presently quite intense, even in our traditional markets of operations in Western Washington, making deposit retention challenging and new deposit growth quite difficult. Reductions in deposits could adversely affect the Company's financial condition, results of operations, and liquidity. See "Risk Factors" appearing under Item 1A of the Form 10-K.

Borrowings may be used on a short-term basis to compensate for reductions in deposits, but are generally not considered a long term solution to liquidity issues. Long-term borrowings at December 31, 2010 and 2009 represent advances from the FHLB of Seattle. Advances at December 31, 2010 bear interest at 2.94% to 4.06% and mature in various years as follows: 2012 - $5,000,000 and 2013 - $5,500,000. The Bank has pledged $164,846,000 of loans as collateral for these borrowings at December 31, 2010. Based on pledged collateral, at December 31, 2010, the Bank had $103,604,000 of available borrowing capacity on its line at the FHLB, although each advance is subject to prior consent. The Bank also has a borrowing facility of $45,476,000 at the Federal Reserve Bank, of which none was used at December 31, 2010. The bank has pledged $69,000,000 of loans as collateral to the Federal Reserve Bank.

The holding company specifically relies on dividends from the Bank, proceeds from the exercise of stock options, and proceeds from the issuance of trust preferred securities for its funds, which are used for various corporate purposes. Dividends from the Bank are the holding company's most important source of funds, and are subject to regulatory restrictions and the capital needs of the Bank, which are always primary. Sales of trust preferred securities have historically also been a source of liquidity for the holding company and capital for both the holding company and the Bank. We do not anticipate trust preferred securities will be a source of liquidity in 2011 due to market conditions.

At December 31, 2010, two wholly-owned subsidiary grantor trusts established by the Company had issued and outstanding $13,403,000 of trust preferred securities. During 2009, the Company elected to exercise the right to defer interest payments on trust preferred debentures. Under the terms of the indenture, the Company has the right to defer interest payments for up to twenty consecutive quarterly periods without going in to default. During the period of deferral, the principal balance and unpaid interest will continue to bear interest as set forth in the indenture. In addition, the Company will not be permitted to pay any dividends or distributions on, or redeem or make a liquidation payment with respect to, any of the Company's common stock during the deferral period. As of December 31, 2010, deferred interest totaled $900,000 and is included in accrued interest payable on the balance sheet.

On July 2, 2003, the Federal Reserve issued Supervisory Letter SR 03-13 clarifying that Bank Holding Companies should continue to report trust preferred securities in accordance with current Federal Reserve Bank instructions which allows trust preferred securities to be counted in Tier 1 capital subject to certain limitations. The Federal Reserve has indicated it will review the implications of any accounting treatment changes and, if necessary or warranted, will provide appropriate guidance. For additional information regarding trust preferred securities, see our audited consolidated financial statements and related notes included in Item 15 of this report, including Note 9 – "Junior Subordinated Debentures".

Capital. The Company conducts its business through the Bank. Thus, the Company needs to be able to provide capital and financing to the Bank should the need arise. The primary sources for obtaining capital are additional stock sales and retained earnings. Total shareholders' equity was $59,769,000 at December 31, 2010, an increase of $2,120,000, or 3.7%, compared to December 31, 2009. The increase is largely attributable to earnings retention. Total shareholders' equity averaged $59,043,000 in 2010, which includes $11,282,000 of goodwill. Shareholders' equity averaged $54,512,000 in 2009, compared to $51,974,000 in 2008.

The Company's Board of Directors considers financial results, growth plans, and anticipated capital needs in formulating its dividend policy. The payment of dividends is subject to adequate financial resources at the Bank, which depend in part on operating results and limitations imposed by law and governmental regulations or actions of regulators.

The Federal Reserve has established guidelines for risk-based capital requirements for bank holding companies. Under the guidelines, one of four risk weights is applied to balance sheet assets, each with different capital requirements based on the credit risk of the asset. The Company's capital ratios include the assets of the Bank on a consolidated basis in accordance with the requirements of the Federal Reserve. The Company's capital ratios have exceeded the minimum required to be classified "well capitalized" during each of the past three years.

The following table sets forth the minimum required capital ratios and actual ratios for December 31, 2010 and 2009.

(dollars in thousands)	Actual Amount	Ratio	Requirements for Adequately Capitalized Amount	Ratio
December 31, 2010				
Tier 1 capital (to average assets)				
Consolidated	$61,086	9.72%	$25,139	4.00%
Bank	61,577	9.80%	25,130	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	61,086	13.21%	18,493	4.00%
Bank	61,577	13.35%	18,446	4.00%
Total capital (to risk-weighted assets)				
Consolidated	66,925	14.48%	36,985	8.00%
Bank	67,401	14.62%	36,892	8.00%
December 31, 2009				
Tier 1 capital (to average assets)				
Consolidated	$59,263	9.06%	$26,170	4.00%
Bank	59,055	9.03%	26,148	4.00%
Tier 1 capital (to risk-weighted assets)				
Consolidated	59,263	11.84%	20,022	4.00%
Bank	59,055	11.81%	20,009	4.00%
Total capital (to risk-weighted assets)				
Consolidated	65,579	13.10%	40,043	8.00%
Bank	65,368	13.07%	40,018	8.00%

Goodwill Valuation. Goodwill is assigned to reporting units for purposes of impairment testing. The Company has one reporting unit, the Bank, for purposes of computing goodwill. The Company performs an annual review in the second quarter of each fiscal year, or more frequently if indications of potential impairment exist, to determine if the recorded goodwill is impaired. During the third quarter, the Company updated its annual assessment for potential impairment of goodwill.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others; a significant decline in expected future cash flows; a sustained, significant decline in our stock price and market capitalization; a significant adverse change in legal factors or in the business climate; adverse assessment or action by a regulator; and unanticipated competition. Any adverse change in these factors could have a significant impact on the recoverability of such assets and could have a material impact on the Company's Consolidated Financial Statements.

The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit's fair value to its carrying value. The Company estimates fair value using the best information available, including market information and a discounted cash flow analysis, which is also referred to as the income approach. The income approach uses a reporting unit's projection of estimated operating results and cash flows that is discounted using a rate that reflects current market conditions. The projection uses management's best estimates of economic and market conditions over the projected period including growth rates in loans and deposits, estimates of future expected changes in net interest margins and cash expenditures. The market approach estimates fair value by applying cash flow multiples to the reporting unit's operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics of the reporting unit. We validate our estimated fair value by comparing the fair value estimates using the income approach to the fair value estimates using the market approach.

As part of our process for performing the step one impairment test of goodwill, the Company estimated the fair value of the reporting unit utilizing the allocation of corporate value approach, the income approach and the market approach in order to derive an enterprise value of the Company. The allocation of corporate value approach applies the aggregate market value of the Company and divides it among the reporting units. A key assumption in this approach is the control premium applied to the aggregate market value. A control premium is utilized as the value of a company from the perspective of a controlling interest is generally higher than the widely quoted market price per share. The Company used an expected control premium of 30%, which was based on comparable transactional history.

Assumptions used by the Company in its discounted cash flow model (income approach) included an average annual revenue growth rate that approximated 2%, a net interest margin that ranged from 3.84% to 3.96% and a return on assets that ranged from 0.3% to 0.6%. In addition to utilizing the above projections of estimated operating results, key assumptions used to determine the fair value estimate under the income approach was the discount rate of 15.0 percent utilized for our cash flow estimates and a terminal value estimated at 1.4 times the ending book value of the reporting unit. The Company used a build-up approach in developing the discount rate that included: an assessment of the risk free interest rate, the rate of return expected from publicly traded stocks, the industry the Company operates in and the size of the Company.

In applying the market approach method, the Company considered all publicly traded companies within the banking industry in Washington and Oregon with total assets less than $5 billion. This resulted in selecting seven publicly traded comparable institutions which were analyzed based on a variety of financial metrics (tangible equity, leverage ratio, return on assets, return on equity, net interest margin, nonperforming assets, net charge-offs, and reserves for loan losses) and other relevant qualitative factors (geographical location, lines of business, business model, risk profile, availability of financial information, etc.) After selecting comparable institutions, the Company derived the fair value of the reporting unit by completing a comparative analysis of the relationship between their financial metrics listed above and their market values utilizing various market multiples. Focus was placed on the price to tangible book value of equity multiple as this multiple generally reflects returns on the capital employed within the industry and is generally correlated with the profitability of each individual company.

The Company concluded a fair value of its reporting unit of $66.0 million, by equally weighting the values derived from 1) the corporate value approach of $66.2 million, 2) the income approach of $67.0 million, and 3) the market approach of $66.0 million; compared to a carrying value of its reporting unit of $70.4 million. Based on the results of the step one goodwill impairment analysis, the Company determined the second step must be performed.

In the second step the Company calculates the implied fair value of its reporting unit. If the carrying amount of the goodwill is greater than the implied fair value of that goodwill, an impairment loss must be recognized in an amount equal to that excess. The implied fair value of the reporting unit is determined in the same manner as goodwill recognized in a business combination by estimating the value of each asset and liability as if it had been newly acquired. Under the step two goodwill impairment analysis, the Company calculated the fair value for its unrecognized core deposit intangible, as well as the remaining assets and liabilities of the reporting unit. Significant adjustments were made to the fair value of the Company's loans receivable compared to its recorded value. Key assumptions used in its fair value estimate of loans receivable was the discount for comparable loan sales. The Company used a weighted average discount rate that approximated the discount for similar loan sales by the FDIC during the past year. The Company segregated its loan portfolio into six categories, including performing loans and criticized loans. The weighted average discount rates for these individual categories ranged from 5% (for performing loans) to 90% (for criticized loans classified as doubtful). The calculated implied fair value of the Company's goodwill totaled $39.8 million and exceeded the carrying value by $28.5 million, or 252%. Based on results of the step two impairment test, the Company determined no impairment charge of goodwill was required.

Even though the Company determined that there was no goodwill impairment, continued declines in the value of our stock price as well as values of others in the financial industry, declines in revenue for the Bank beyond our current forecasts and significant adverse changes in the operating environment for the financial industry may result in a future impairment charge. It is possible that changes in circumstances existing at the measurement date or at other times in the future, or in the numerous estimates associated with management's judgments, assumptions and estimates made in assessing the fair value of our goodwill, could result in an impairment charge of a portion or all of our goodwill. If the Company recorded an impairment charge, its financial position and results of operations would be adversely affected, however, such an impairment charge would have no impact on our liquidity, operations or regulatory capital.

New Accounting Pronouncements. For a discussion of new accounting pronouncements and their impact on the Company, see Note 1 of the Notes to the audited consolidated financial statements included elsewhere in this report.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The financial information contained within these statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. Based on its evaluation of accounting policies that involve the most complex and subjective decisions and assessments, management has identified the following as its most critical accounting policies.

Allowance for Credit Losses

The Company's allowance for credit losses methodology incorporates a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for credit losses that management believes is appropriate at each reporting date. Quantitative factors include the Company's historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, and other factors. Quantitative factors also incorporate known information about individual loans, including borrowers' sensitivity to interest rate movements. Qualitative factors include the general economic environment in the Company's markets, including economic conditions and, in particular, the state of certain industries. Size and complexity of individual credits in relation to loan structure, existing loan policies and pace of portfolio growth are other qualitative factors that are considered in the methodology. As the Company adds new products and increases the complexity of its loan portfolio, it intends to enhance its methodology accordingly. A materially different amount could be reported for the provision for credit losses in the statement of operations to change the allowance for credit losses if management's assessment of the above factors were different. This discussion and analysis should be read in conjunction with the Company's financial statements and the accompanying notes presented elsewhere herein, as well as the portion of this Management's Discussion and Analysis section entitled "Allowance and Provision for Credit Losses." See "Risk Factors" appearing in the Form 10K for a discussion of certain risks faced by the Company.

Goodwill

Goodwill is initially recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. Goodwill is presumed to have an indefinite useful life and is tested for impairment no less than annually. The Company has one reporting unit, the Bank, for purposes of computing goodwill. The Company performs an annual review each year, or more frequently if indicators of potential impairment exist, to determine if the recorded goodwill is impaired. The analysis of potential impairment of goodwill requires a two-step process. The first step is the estimation of fair value. If step one indicates that impairment potentially exists, the second step is performed to measure the amount of impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. The results of the Company's annual second quarter step two test determined the implied fair value of goodwill was greater than the carrying value on the Company's balance sheet and no goodwill impairment existed. As of December 31, 2010 management determined there were no events or circumstances which would more likely than not reduce the fair value of its reporting unit below its carrying value. No assurance can be given that the Company will not record an impairment loss on goodwill in the future.

Investment Valuation and Other-Than-Temporary-Impairment

The Company records investments in securities available-for-sale at fair value and securities held-to-maturity at amortized cost. Fair value is determined based on quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Declines in fair value below amortized cost are reviewed to determine if they are other than temporary. If the decline in fair value is judged to be other than temporary, the impairment loss is charged to earnings. Factors considered in evaluating whether a decline in value is other than temporary include: (1) the length of time and extent to which the fair value has been less than amortized cost, (2) the financial condition and near-term prospectus of the issuer, and (3) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The Company regularly reviews its investment portfolio to determine whether any of its securities are other-than-temporarily impaired.

Valuation of OREO

Real estate properties acquired through foreclosure or by deed-in-lieu of foreclosure (OREO) are recorded at the lower of cost or fair value less estimated costs to sell. Fair value is generally determined by management based on a number of factors, including third-party appraisals of fair value in an orderly sale. Accordingly, the valuation of OREO is subject to significant external and internal judgment. Any differences between management's assessment of fair value, less estimated costs to sell, and the carrying value of the loan at the date a particular property is transferred into OREO are charged to the allowance for credit losses. Management periodically reviews OREO values to determine whether the property continues to be carried at the lower of its recorded book value or fair value, net of estimated costs to sell. Any further decreases in the value of OREO are considered valuation adjustments and trigger a corresponding charge to non-interest expense in the Consolidated Statements of Income. Expenses from the maintenance and operations of OREO are included in other non-interest expense.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax basis of assets and liabilities, and are reflected at currently enacted income taxes rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled.

The Company had net deferred tax assets ("DTAs") of $3,925,000 at December 31, 2010, compared to $3,311,000 at December 31, 2009. The most significant portions of the deductible temporary differences relate to the allowance for credit losses and fair value adjustments or impairment write-downs related to OREO. As of December 31, 2010, the Company believes that it is more likely than not that it will be able to fully realize its DTA and therefore has not recorded a valuation allowance.

Assessing the need for, and the amount of, a valuation allowance requires significant judgment and analysis of both positive and negative evidence regarding realization of the DTA. The realization of the DTA is dependent upon the Company generating a sufficient level of taxable income in future periods, which can be difficult to predict. If future taxable income should prove non-existent or less than the amount of temporary differences giving rise to the net DTAs within the tax years to which they may be applied, the assets will not be realized and net income will be reduced. An extended period of losses could result in the Company establishing a valuation allowance against its DTA. The establishment of a valuation allowance would be accounted for as a charge against income and could have a material effect on our results of operations in a particular period.

ASSET AND LIABILITY MANAGEMENT

The largest component of the Company's earnings is net interest income. Interest income and interest expense are affected by general economic conditions, competition in the market place, market interest rates and repricing and maturity characteristics of the Company's assets and liabilities. Exposure to interest rate risk is primarily a function of differences between the maturity and repricing schedules of assets (principally loans and investment securities) and liabilities (principally deposits). Assets and liabilities are described as interest rate sensitive for a given period of time when they mature or can reprice within that period. The difference between the amount of interest sensitive assets and interest sensitive liabilities is referred to as the interest sensitivity "GAP" for any given period. The "GAP" may be either positive or negative. If positive, more assets reprice than liabilities. If negative, the reverse is true.

Certain shortcomings are inherent in the interest sensitivity "GAP" method of analysis. Complexities such as prepayment risk and customer responses to interest rate changes are not taken into account in the "GAP" analysis. Accordingly, management also utilizes a net interest income simulation model to measure interest rate sensitivity. Simulation modeling gives a broader view of net interest income variability, by providing various rate shock exposure estimates. Management regularly reviews the interest rate risk position and provides measurement reports to the Board of Directors.

The following table shows the dollar amount of interest sensitive assets and interest sensitive liabilities at December 31, 2010 and differences between them for the maturity or repricing periods indicated.

(dollars in thousands)	Due in one year or less	Due after one through five years	Due after five years	Total
Interest earning assets				
Loans, including loans held for sale	$159,338	$160,240	$156,247	$475,825
Investment securities	4,915	18,546	24,886	48,347
Fed Funds sold and interest bearing balances with banks	54,330	- -	- -	54,330
Federal Home Loan Bank stock	- -	- -	3,182	3,182
Total interest earning assets	**$218,583**	**$178,786**	**$184,315**	**$581,684**
Interest bearing liabilities				
Interest bearing demand deposits	$103,358	$ - -	$ - -	$103,358
Savings and money market deposits	149,989	- -	- -	149,989
Time deposits	146,138	50,354	- -	196,492
Short term borrowings	10,500	- -	- -	10,500
Long term borrowings	- -	10,500	- -	10,500
Secured borrowings	135	790	- -	925
Junior subordinated debentures	13,403	- -	- -	13,403
Total interest bearing liabilities	**$423,523**	**$61,644**	**$ - -**	**$485,167**
Net interest rate sensitivity GAP	$(204,940)	$117,142	$184,315	$96,517
Cumulative interest rate sensitivity GAP		(87,798)	96,517	96,517
Cumulative interest rate sensitivity GAP as a % of earning assets		(15.1)%	16.6%	16.6%

Effects of Changing Prices. The results of operations and financial condition presented in this report are based on historical cost information, and are unadjusted for the effects of inflation. Since the assets and liabilities of financial institutions are primarily monetary in nature, the performance of the Company is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

The effects of inflation on financial institutions are normally not as significant as its influence on businesses which have investments in plants and inventories. During periods of high inflation there are normally corresponding increases in the money supply, and financial institutions will normally experience above-average growth in assets, loans and deposits. Inflation does increase the price of goods and services, and therefore operating expenses increase during inflationary periods.

GENERAL CORPORATE AND SHAREHOLDER INFORMATION

Administrative Headquarters
1101 S. Boone Street
Aberdeen, WA 98520
(360) 533-8870

Independent Accountants
Deloitte & Touche LLP
Portland, Oregon

Transfer Agent and Registrar
BNY Mellon Shareholder Services
Newport Office Center VII
480 Washington Blvd.
Jersey City, NJ 07310-1900
Telephone: 1-877-870-2422

Shareholder Services
BNY Mellon Shareholder Services, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge including:

Change of name or address
Consolidation of accounts
Duplicate mailings
Lost stock certificates
Transfer of stock to another person
Additional administrative services

As a Pacific Financial Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Pacific Financial Corporation. Access your investor statements online 24 hours a day, 7 days a week with MLink. For more information, go to www.bnymellon.com/shareholder/ISD.

Annual Meeting
The annual meeting of shareholders will be held on April 27, 2011 at 7 p.m. at 1101 S. Boone Street, Aberdeen, WA 98520.

Form 10-K
Our report on Form 10-K, including the financial statements and financial statement schedules, is available without charge to shareholders or beneficial owners of our common stock upon written request to Sandra Clark, Executive Secretary, Pacific Financial Corporation, P.O. Box 1826, Aberdeen, Washington 98520.

Stock Information
Pacific Financial Corporation is a reporting company with the Securities and Exchange Commission (SEC). The company stock is traded on the OTC Bulletin Board under the symbol PFLC.OB. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market. At December 31, 2010, there were approximately 1,148 shareholders of record.

	2010 Stock Prices		2009 Stock Prices	
Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	$4.20	$3.65	$7.50	$5.50
June 30	4.95	3.65	6.25	4.50
September 30	4.45	3.85	5.60	4.10
December 31	5.00	4.01	4.80	3.65

The Company did not declare a dividend in 2010 or 2009. Under federal banking law, the payment of dividends by the Company and the Bank is subject to capital adequacy requirements established by the Federal Reserve and the FDIC. In addition, payment of dividends by either entity is subject to regulatory limitations. Payment of dividends on the Common Stock is also affected by statutory limitations, which restrict the ability of the Bank to pay upstream dividends to the Company. See also Note 9 to our audited financial statements included in this report.

BOARD OF DIRECTORS

Gary C. Forcum, Chairman
Private Investor

Douglas M. Schermer
Owner
Schermer Construction Inc.

G. Dennis Archer, Vice Chairman
Founder and Director of Tax Services
Archer Group

Randy W. Rognlin
Co-Owner
Rognlins, Inc.

Randy J. Rust
Private Investor

Susan C. Freese
Pharmacist

John R. Ferlin
CEO
Brooks Manufacturing Co.

Edwin W. Ketel
Owner
Oceanside Animal Clinic

Dennis A. Long
President & CEO
Pacific Financial Corporation

Dwayne M. Carter
President
Brooks Manufacturing Co.

OFFICERS

Dennis A. Long
President & CEO
CEO, Bank of the Pacific

John Van Dijk
Corporate Secretary
President & COO, Bank of the Pacific

Bruce MacNaughton
Vice President
Executive Vice President & CCO, Bank of the Pacific

Denise J. Portmann
Treasurer
Executive Vice President & CFO, Bank of the Pacific

SUBSIDIARIES

Bank of the Pacific
300 E. Market Street
Aberdeen, WA 98520
360-533-8870
www.bankofthepacific.com

This annual report is furnished upon request to customers of Bank of the Pacific pursuant to the requirements of the Federal Deposit Insurance Corporation (FDIC) to provide an annual disclosure statement. This statement has not been reviewed or confirmed for accuracy or relevance by the FDIC.

Pacific Financial Corporation
1101 S. Boone Street
Aberdeen, WA 98520
360.533.8873
www.BankofthePacific.com


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